Execution Version

AMENDING AGREEMENT NO. 7

MEMORANDUM OF AGREEMENT made as of August 31, 2020.

AMONG:

HUDBAY PERU S.A.C.,

as Borrower,

- and -

CERTAIN OF ITS AFFILIATES,

as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors,

- and -

THE BANK OF NOVA SCOTIA,

as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrower, certain of its Affiliates, the Agent and certain financial institutions as lenders entered into a second amended and restated credit agreement dated as of July 14, 2017 as amended as of May 15, 2018, June 15, 2018, January 24, 2019, February 12, 2020, June 3, 2020 and June 26, 2020 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to further amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. Interpretation

(a) All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b) Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c) Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d) Section headings are for convenience only.

2. Effectiveness of Amendments

The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3. Amendments to the Credit Agreement

(a) Section 1.1 of the Credit Agreement is amended by adding the following definitions in their proper alphabetical order:

""Barbados Security Agreement" means a Barbados law governed security agreement creating a security interest in all of HB (BVI)'s right, title and interest in and to all the HB (BVI) Accounts maintained in Barbados and all proceeds therefrom, in form and substance satisfactory to the Agent.

"L/C Sublimit" means the lesser of:

(a) $150,000,000; and

(b) $215,000,000 less the face amount (or the US Dollar Equivalent Amount thereof) of any letter of credit issued pursuant to the terms of the Hudbay ARCA.

"Liquidity" means, at any time, the sum of Unrestricted Cash plus (x) so long as no Default or Event of Default has occurred and is continuing, the Maximum Available Amount less all outstanding Advances plus (y) so long as no default or event of default has occurred and is continuing under the Hudbay ARCA, the Maximum Available Amount (as defined in the Hudbay ARCA) less all outstanding Advances (as defined in the Hudbay ARCA).

"Peruvian Equipment Sale Leaseback Documents" means:

(a) the Peruvian law governed leaseback agreement dated as of September 8, 2017 (Contrato de Retroarrendamiento Financiero), and as further amended from time to time, by the Borrower and Scotiabank Perú S.A.A.;

(b) the Peruvian law governed leaseback agreement dated as of September 8, 2017, as amended on October 26, 2017 (Primera Modificación al Contrato de Retroarrendamiento Financiero), and as further amended from time to time, by the Borrower and Banco de Crédito del Perú S.A.; and

(c) the Peruvian law governed leaseback agreement dated as of September 8, 2017 (Contrato de Retroarrendamiento Financiero) and as further amended from time to time, by the Borrower and Banco Internacional del Perú S.A.A. - INTERBANK."

(b) Section 1.1 of the Credit Agreement is amended by deleting the first sentence of paragraph (c) of the definition of "Acceptable LC Issuer" in its entirety and replacing it with the following:

"(c) any other financial institution if a Lender or an Affiliate of a Lender is:"

(c) Section 1.1 of the Credit Agreement is amended by deleting the last paragraph of the definition of "EBITDA" in its entirety and replacing it with the following:

"Notwithstanding the foregoing, (A) clauses (a)(ii) through (vii) above relating to amounts of a Restricted Subsidiary of a Person will be added to Adjusted Net Income to compute EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Adjusted Net Income of such Person and, to the extent the amounts set forth in clauses (a)(ii) through (vii) above are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Adjusted Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its constating documents and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its shareholders; and (B) for the purpose of calculating EBITDA of Hudbay for the fiscal quarter ending June 30, 2020, EBITDA shall be increased by $36,000,000 to an aggregate of $67,000,000."

(d) Section 1.1 of the Credit Agreement is amended by deleting the definition of "HB (BVI) Account" in its entirety and replacing it with the following:

""HB (BVI) Accounts" means, collectively, account number 5002194 established by HB (BVI) with Republic Bank Limited, an account to be established by HB BVI with Scotiabank Barbados, or such other account established by HB (BVI) in the British Virgin Islands which the Borrower may hereafter designate by way of written notice to the Agent as the "HB (BVI) Account" and in respect of which such designation has been approved in writing by the Agent and "HB (BVI) Account" means any one of such accounts as the context requires."

(e) Section 1.1 of the Credit Agreement is amended by deleting the definition of "Key Operating Assets" in its entirety and replacing it with the following:

""Key Operating Assets" means Hudbay's direct or indirect interest in the 777 Mine, the Lalor Mine, the Constancia Mine and Hudbay's metallurgical facilities and concentrators (including without limitation the Flin Flon concentrator, the Flin Flon zinc refinery and the Stall Concentrator)."

(f) Section 1.1 of the Credit Agreement is amended by deleting the definition of "Maximum Available Amount" in its entirety and replacing it with the following:

""Maximum Available Amount" means, subject to adjustment pursuant to Section 6.4(c), US$150,000,000."

(g) Section 1.1 of the Credit Agreement is amended by deleting the definition of "Permitted Debt" in its entirety and replacing it with the following:

""Permitted Debt" means:

(a) the Obligations;

(b) the Other Secured Obligations to the extent they constitute Debt;

(c) Debt of a Restricted Party contemplated by paragraph (h) of the definition of Debt herein;

(d) unsecured Intercorporate Obligations; provided that such Debt is incurred when no Default or Event of Default has occurred and is continuing;

(e) Debt acquired or incurred in connection with the acquisition of a new Subsidiary, provided that prior to and immediately following the incurrence or acquisition of such Debt, no Default or Event of Default will exist and be continuing and the financial covenants set forth in Section 8.1, calculated on a pro forma basis, shall not have been adversely affected (i.e., is no worse) as compared to such financial covenants calculated immediately prior to such acquisition;

(f) unsecured Debt in a maximum of up to US$400,000,000 incurred by Hudbay in connection with the 7.250% senior unsecured notes due 2023 issued on December 12, 2016 and unsecured guarantees from the other Obligors in respect of such notes, provided that such notes shall only be permitted hereunder so long as they do not provide for any scheduled repayments of principal before the date which is at least one year following the Maturity Date;

(g) unsecured Debt in a maximum of up to US$600,000,000 incurred by Hudbay in connection with the 7.625% senior unsecured notes due 2025 issued on December 12, 2016 and unsecured guarantees from the other Obligors in respect of such notes; provided that such notes shall only be permitted hereunder so long as they do not provide for any scheduled repayments of principal before the date which is at least one year following the Maturity Date;

(h) other unsecured Debt in a maximum of up to US$200,000,000 incurred by Hudbay in connection with the issuance of any high-yield notes and unsecured guarantees from the other Obligors in respect of such notes; provided that such notes shall only be permitted hereunder so long as they do not provide for any scheduled repayments of principal before the date which is at least one year following the Maturity Date;

(i) Debt outstanding under the Hudbay ARCA;

(j) letters of credit and surety bonds in an aggregate maximum of up to US$75,000,000, provided that, for greater certainty, any letters of credit and any surety bonds issued on behalf of the Augusta Group may be guaranteed by Hudbay on an unsecured basis and shall be counted for purposes of this paragraph (j);

(k) Capital Lease Obligations, Attributable Debt and Debt secured by Purchase Money Obligations which do not exceed at any time the aggregate of US$90,000,000 or its Equivalent Amount in another currency, provided that, for greater certainty, any Capital Lease Obligations, Attributable Debt or Debt secured by Purchase Money Obligations incurred by the Augusta Group may, with respect only to such Capital Lease Obligations, be guaranteed by Hudbay on an unsecured basis and in each case may be counted for purposes of this paragraph (k);

(l) other unsecured Debt up to a maximum amount not exceeding US$25,000,000 or its Equivalent Amount in another currency;

(m) Permitted Refinancing Indebtedness in respect of any Debt referred to in paragraphs (f), (g) and (h) of this definition of Permitted Debt; and

(n) obligations of Rosemont Copper Company and the Borrower to pay to United Copper and Moly, LLC ("UCM") the deferred portion of the purchase price for UCM's interest in the Rosemont project in accordance with the terms of the purchase agreement dated April 25, 2019."

(o) Section 1.1 of the Credit Agreement is amended by deleting the definition of "Permitted Jurisdictions" in its entirety and replacing it with the following:

""Permitted Jurisdictions" means Canada, the United States of America, the United Kingdom, Switzerland, France, Germany, The British Virgin Islands, Barbados, Chile and Peru and their respective territories."

(p) Section 1.1 of the Credit Agreement is amended deleting the definition of "Permitted LC Cash Collateral Account" in its entirety and replacing it with the following:

""Permitted LC Cash Collateral Account" means any bank account maintained with an Acceptable LC Issuer (other than a Lender) in which is deposited cash collateral to the extent necessary to secure all reimbursement and related obligations permitted by paragraph (j) of the definition of Permitted Debt and owed to such Acceptable LC Issuer."

(q) Section 1.1 of the Credit Agreement is amended by deleting the definition of "Permitted Liens" in its entirety and replacing it with the following:

""Permitted Liens" means:

(a)          Liens granted pursuant to the SW Documents;

(b) encumbrances related to the Royalty Agreement dated effective as of January 1, 2015 between Callinan Royalties Corporation and HBMS related to the 777 mine and surrounding area;

(c) the royalties comprised of (i) any royalty payable to the Government of Peru, (ii) a 0.5% net smelter return royalty to a maximum of $10,000,000 in respect of the Constancia Royalty Properties, and (iii) a 3.0% net smelter return royalty in respect of the Rosemont Property;

(d) Liens granted pursuant to the Security Documents;

(e) Liens granted to secure Capital Lease Obligations, Attributable Debt and Debt secured by Purchase Money Obligations as contemplated in paragraph (k) of the definition of Permitted Debt;

(f) Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Borrower in accordance with IFRS, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party;

(g) Liens arising by operation of Applicable Law, securing the claims of Persons having taken part in the construction or renovation of real property (including the Real Property) and other like Liens arising in the Ordinary Course which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party, provided that the relevant Restricted Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by its auditors;

(h) statutory Liens incurred or pledges or deposits made under worker's compensation, employment insurance and other social security legislation;

(i) Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the Ordinary Course, provided that the aggregate of the obligations secured does not exceed US$5,000,000 at any time;

(j) servitudes, easements, rights-of-way, restrictions and other similar encumbrances incurred in the Ordinary Course and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the Property subject thereto or interfere with the ordinary conduct of the business of the applicable Restricted Party;

(k) Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Restricted Party shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(l) the reservations, limitations and conditions contained in or implied by statute in any original grants from the Crown of any land or interest therein, statutory exceptions to title to and reservations in respect of a valid discovery with respect to Mining Rights, and Liens in favour of the Crown with respect to water rights and Mining Rights;

(m) undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;

(n) the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or Permits, which affect any land, to terminate the leases, licenses, franchises, grants or Permits or to require annual or other periodic payments as a condition of the continuance thereof;

(o) securities to public utilities or to any municipalities or governmental or other public authorities when required by the utility, municipality, governmental or other public authority in connection with the supply of services or utilities to any Restricted Party;

(p) Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided, however, that such Liens or covenants do not materially and adversely affect the use of the lands by any Restricted Party;

(q) statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Restricted Party under Applicable Law relating to the environment, human health or Hazardous Materials to which any Property of such Restricted Party is subject;

(r) Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of combination of accounts or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution;

(s) Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;

(t) Liens incurred in respect of Debt referred to in paragraph (e) of the definition of Permitted Debt; provided that such Liens are limited to the assets being acquired;

(u) Liens incurred in respect of Debt referred to in paragraphs (i) and (k) of the definition of Permitted Debt;

(v) Liens incurred in respect of Debt referred to in paragraph (j) of the definition of Permitted Debt on cash collateral used to secure any amounts outstanding in respect of such surety bonds or letters of credit; provided that the aggregate amount so secured shall not exceed $75,000,000;

(w) Liens consented to by the Required Lenders; and

(x) any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Debt or additional Property (other than a substitution of like Property)."

(k) Section 1.1 of the Credit Agreement is amended by deleting the first paragraph of the definition of "Permitted Refinancing Indebtedness" in its entirety and replacing it with the following:

""Permitted Refinancing Indebtedness" means, in respect of any Debt referred to in paragraphs (f), (g) or (h) of the definition of Permitted Debt, unsecured Debt incurred in connection with the refinancing or renewal of such Debt, provided that:"

(l) Section 1.1 of the Credit Agreement is amended by deleting the definition of "Reed Mine" in its entirety and replacing it with the following:

""Reed Mine" means the rights in respect of the former underground mine located near Snow Lake, Manitoba, and the copper deposit located therein."

(m) Section 1.1 of the Credit Agreement is amended by deleting the definition of "Rosemont Joint Venture Agreement" in its entirety.

(n) Section 1.1 of the Credit Agreement is amended by deleting the definition of "Subordinated Debt" in its entirety.

(o) Section 2.1(b)(ii) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(ii) requesting that L/Cs be issued by any of the Issuing Banks on behalf of all the Lenders, except that the aggregate face amount of L/Cs outstanding under the Credit at any time shall not exceed the L/C Sublimit."

(p) Section 2.6(a) of the Credit Agreement is deleted in its entirety and replaced with the following:

 "(a) Interest rates on Base Rate Advances and LIBOR Advances and the rates for calculation of L/C Fees shall be determined on a Pricing Date in accordance with the table set forth below based on the Total Net Debt to EBITDA Ratio based on the Compliance Certificate delivered in respect of the most recently completed fiscal quarter, as applicable, and the applicable interest rate established on a Pricing Date shall remain in effect until the next Pricing Date. If the Borrower has not delivered its financial statements and Compliance Certificate by the date such financial statements and Compliance Certificate are required to be delivered under Section 8.3 hereof, until such financial statements and Compliance Certificate are delivered, the applicable interest rate/fee shall, on the first day after the latest date by which the Borrower was so required to provide such financial statements and Compliance Certificate, be set at Level V. Each determination of the applicable interest rate/fee made by the Agent in accordance with the foregoing shall be conclusive and binding on the Borrower and the Lenders if reasonably determined. Notwithstanding the foregoing for the period commencing August 31, 2020 to and including December 31, 2020, the applicable interest rate/fee shall be set at Level V.

Level	Total Net Debt to EBITDA Ratio	L/C Fee (Financial L/C)	L/C Fee (Performance L/C)	Base Rate Advances	LIBOR and Other Advances	Standby Fee

I	less than 2.5:1.0	3.625%	2.417%	2.625%	3.625%	0.906%

II	≥ 2.5:1.0 but less than 3.0:1.0	3.875%	2.583%	2.875%	3.875%	0.969%

III	≥ 3.0:1.0 but less than 3.5:1.0	4.125%	2.750%	3.125%	4.125%	1.031%

IV	≥ 3.5:1.0 but less than 4.5:1.0	4.50%	3.00%	3.50%	4.50%	1.125%

V	≥ 4.5:1.0	5.00%	3.333%	4.00%	5.00%	1.250%

All figures in the table represent per cent per annum. Each of the amounts specified above, other than the standby fees, shall be increased by 2% per annum if a Default has occurred and is continuing. If a Default is disclosed by a Compliance Certificate, any increase shall be applied beginning as of the end of the fiscal period to which the Compliance Certificate relates."

(q) Section 3.2(a)(ii) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(ii) the present and future debts, liabilities and obligations of a Hudbay Group Member to the Agent, any Lender or Affiliate of a Lender (collectively, the "Other Secured Obligations") under or in connection with (i) cash management arrangements (including, without limitation, obligations arising in respect of credit card arrangements and electronic payments), (ii) other transactions not made under this Agreement if it is agreed in writing after March 30, 2016 by the Obligors and the Agent acting on the instructions of the Required Lenders that such debts, liabilities and obligations shall be guaranteed, and (iii) Derivatives that are permitted under this Agreement (including without limitation in connection with any Deferred Revenue Financing Arrangement or Prepaid Metals Transactions (other than the Constancia SPA, the 777 PMPA and the Augusta Streaming Agreement)); and"

(r) Section 4.2(a) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(a) in the case of HB (BVI):

(i) an amended and restated security agreement (the "BVI Security Agreement") creating a security interest in all of HB (BVI)'s right, title and interest in and to the intercompany debt between HB (BVI) and the Borrower, the HB (BVI) Accounts maintained in BVI and all proceeds therefrom; and

(ii) if delivered by the Borrower and HB (BVI) the Barbados Security Agreement;"

(s) Section 8.1 of the Credit Agreement is deleted in its entirety and replaced with the following:

"8.1 Financial Covenants

(a) Hudbay shall maintain at all times a Tangible Net Worth of not less than the aggregate of 80% of the Tangible Net Worth as reported in Hudbay's financial statements for the fiscal quarter ended June 30, 2020 plus 50% of its positive consolidated net income for each fiscal year thereafter.

(b) Hudbay shall maintain at all times a Senior Secured Debt to EBITDA Ratio less than 2.00:1.

(c) Hudbay shall maintain at all times an Interest Coverage Ratio greater than (i) 3.00:1, from the Effective Date until the last day of the fiscal quarter of the Borrower ending March 31, 2020; (ii) 2.50:1, from April 1, 2020 until the last day of the fiscal quarter of the Borrower ending December 31, 2021 and (iii) 3.00:1, from January 1, 2022 and thereafter.

(d) Hudbay shall maintain at all times:

(i) a Total Debt to EBITDA Ratio less than (A) 4.00:1, from the Effective Date until the fiscal quarter of the Borrower ending December 31, 2018; and (B) 4.50:1, from January 1, 2019 until the fiscal quarter of the Borrower ending December 31, 2019; and

(ii) a Total Net Debt to EBITDA Ratio less than (A) 4.50:1, from January 1, 2020 until the fiscal quarter of the Borrower ending June 30, 2020; (B) 5.25:1, from July 1, 2020 until the fiscal quarter of the Borrower ending December 31, 2021; and (C) 3.50:1, from January 1, 2022 and thereafter.

(e) Hudbay shall maintain Liquidity equal to at least US$50,000,000 at all times during the period commencing July 1, 2020 to and including December 31, 2021."

(t) Section 8.2(k) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(k) Deposits into Collection Account. The Borrower shall deposit (or cause to be deposited) into the Collection Account all Project Revenues in respect of shipments that are invoiced on or after the Effective Date (other than payments made by Persons in respect of the gold and silver contained in copper or molybdenum concentrates which such Person has agreed to purchase from the Borrower, which such payments shall be paid to a CIBC metals trading account)."

(u) Section 8.2(l) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(l) Additional Deliverables. The Borrower shall deliver or cause to be delivered to the Agent as soon as practicable and in any event within 15 days from the Effective Date (unless otherwise noted below):

(i) a draft ninth amendment to the Mining Concessions and Other Rights Mortgage Agreement to be agreed among the Borrower, the Lenders and Silver Wheaton Caymans, in order for the Agent and Silver Wheaton Caymans to provide a direction to the Peruvian Intercreditor Agent, causing the latter to instruct the Peruvian Collateral Agent to execute the minute and public deed of the ninth amendment to the Mining Concessions and Other Rights Mortgage Agreement; and

(ii) evidence that the ninth amendment to the Mining Concessions and Other Rights Mortgage Agreement referenced above has been (i) filed for registry with the relevant Registro de Propiedad Inmueble within 15 days from the execution of the minute and public deed of the ninth amendment to the Mining Concessions and Other Rights Mortgage Agreement, and (ii) registered in the electronic record (partida electrónica) of each of the mining concessions that are the subject matter of such amendment, within 60 days from the filing date, provided that such time period shall be extended by 60 additional days in the event that (A) the relevant registrars of the Registro de Propiedad Inmueble make any observations or issue any extension (prórroga) in connection with said registration, (B) the Borrower has filed all documents required to be filed under Applicable Law (other than powers of attorney issued by the Lenders which are not under the control of the Borrower) with the relevant registrars that made the observations or issue any extension (prórroga) in connection with said registration, and (C) the Borrower is using its best efforts to cause the registration of the ninth amendment to the Mining Concessions and Other Rights Mortgage Agreement; provided further, in the event that the relevant registrar offices of the Registro de Propiedad Inmueble are subject to temporal mandatory operation restrictions that impede filing and/or registration, the Borrower's term to file and register with respect to such affected offices shall be extended for the shorter of: (i) a term equal to the temporal operation restrictions, as applicable; or, (ii) 60 days from the Effective Date; provided further that if the temporal operation restrictions of the relevant registrar offices of the Registro de Propiedad Inmueble continue after such 60-day period, the Borrower may extend such term with respect to such affected offices for up to 60 additional days with delivery of an extension notice to the Agent, together with a legal opinion of Estudio Rebaza, local counsel to the Borrower, confirming that the temporal operation restrictions continue at such date with respect to such affected offices."

(v) Section 8.4 of the Credit Agreement is deleted in its entirety and replaced with the following:

"8.4 HB (BVI) Accounts

HB (BVI) shall maintain the HB (BVI) Accounts, or such other account established by HB (BVI) in the British Virgin Islands or Barbados which the Borrower may hereafter designate by way of written notice to the Agent as the "HB (BVI) Account", at all times."

(w) Section 8.6(e)(ii)(G) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(G) [Intentionally Deleted]; and"

(x) Section 8.6(e)(ii)(H) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(H) Disposition of Property in accordance with the terms of the Peruvian Equipment Sale Leaseback Documents; and"

(y) Section 8.6(h)(i)(B) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(B) purchase, redeem or repay prior to their Stated Maturity in cash any notes or other debt securities issued pursuant to the Note Indenture or referred to in paragraphs (f), (g), (h) or (m) of the definition of Permitted Debt without the prior written consent of the Required Lenders unless:

(I) subject to clause 8.6(h)(i)(B)(III), there is no outstanding balance under the Credit at the time of such Restricted Payment;

(II) no amount shall be drawn under the Credit for purposes of the Restricted Payment made in reliance on this Section 8.6(h)(i)(B); and

(III) less than an aggregate face amount of US$215,000,000 of Letters of Credit are outstanding under the Credit and the Hudbay ARCA at the time of such Restricted Payment."

(z) Section 8.6 of the Credit Agreement is amended by adding a new paragraph (q) as follows:

"(q) Barbados Accounts.  Until such time as the Borrower or HB (BVI) has delivered, or has caused to be delivered, to the Agent the Barbados Security Agreement, with customary officers certificates, resolutions and opinions related thereto and made all filings (including all filings required to be made in the British Virgin Islands), HB (BVI) shall not (i) maintain an aggregate cash balance in excess of $15,000,000 at any time in the HB (BVI) Accounts maintained in Barbados or (ii) create, assume or incur any Lien securing any Debt upon any HB (BVI) Accounts maintained in Barbados."

(aa) Section 9.1(p) of the Credit Agreement is deleted in its entirety and replaced with the following:

"(p) if: (i) an Event of Taking shall have occurred with respect to all or any material part of the Key Operating Assets or (ii) the Borrower, Hudbay or any of their Subsidiaries has received a written notice in respect thereof from any Governmental Authority or (iii) a proceeding has been commenced in respect thereof;"

(bb) Section 9.10 of the Credit Agreement is deleted in its entirety and replaced with the following:

"9.10 Set-Off or Compensation

If an Event of Default has occurred and is continuing, each of the Agent and the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower or any other Obligor now or hereafter existing under this Agreement or any other Loan Document to the Agent and/or such Lender, irrespective of whether or not the Agent and/or such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of such Obligor may be contingent or unmatured or are owed to a branch or office of the Agent and/or such Lender different from the branch or office holding such deposit or obligated on such Debt. The rights of the Agent and/or each of the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers' lien) that the Agent and/or the Lenders or their respective Affiliates may have. The Agent and each Lender agrees to promptly notify the Borrower and the Agent (or in the case of the Agent, the Lenders) after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of the Agent or a Lender exercises any rights under this Section 9.10, it shall share the benefit received in accordance with Section 10.6 as if the benefit had been received by the Lender of which it is an Affiliate."

(cc) Section 10.7(d) of the Credit Agreement is amended by deleting the words "Peruvian Equipment Sale Leaseback Transaction" and replacing them with "Peruvian Equipment Sale Leaseback Documents".

(dd) Schedules A, C, 7.1(p), 7.1(t) and 13.20(c) of the Credit Agreement are deleted in their entirety and replaced with Schedules A, C, 7.1(p), 7.1(t) and 13.20(c) attached hereto

4. Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a) the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b) no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5. Conditions Precedent

Section 3 of this Agreement shall not be effective until satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a) this Agreement shall be executed and delivered by the parties hereto;

(b) the representations and warranties set forth in Section 4 of this Agreement shall be true and correct;

(c) no Default or Event of Default shall have occurred and be continuing;

(d) the Borrower shall, concurrently with the execution of this Agreement, pay a non-refundable amendment fee to the Agent, for the account of the Lenders, in an amount equal to [REDACTED - COMMERCIALLY SENSITIVE INFORMATION];

(e) all reasonable out-of-pocket fees and expenses (including the fees and expenses of Davies Ward Phillips & Vineberg LLP) incurred by the Agent and the Lender in connection with the preparation of this Agreement shall have been paid by the Borrower; and

(f) the Agent shall have received such other documents as the Lenders may reasonably require.

6. Confirmation of Security, etc.

(a) Each of the Guarantors confirms that each of the Guarantees remain in full force and effect and is enforceable against it in accordance with its terms.

(b) Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(i) remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(ii) is enforceable against it by the Agent in accordance with its terms.

7. Miscellaneous

(a) The parties hereto agree that this Agreement shall be a Loan Document.

(b) With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c) This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f) The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g) Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY PERU S.A.C.

by	"Francisco Javier del Rio del Aguila"
Name: Francisco Javier del Rio del Aguila
Title: General Manager

by	"Gregory Paul Dryden"
Name: Gregory Paul Dryden
Title: Chief Financial Officer

HUDBAY MINERALS INC.

by	"Jon A. Douglas"
Name: Jon A. Douglas
Title: Vice President and Treasurer

HUDBAY MARKETING & SALES INC.

by	"Jon A. Douglas"
Name: Jon A. Douglas
Title: Vice President and Treasurer

HUDBAY PERU INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director and Secretary

HUDBAY (BVI) INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director

Signature Page to Amending Agreement No. 7 (Peru)

6502873 CANADA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director, Vice President, General Counsel and Corporate Secretary

HUDBAY ARIZONA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director, Vice President and General Counsel

HUDBAY ARIZONA (BARBADOS) SRL

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Vice President and General Counsel

HUDBAY ARIZONA (US) CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

HUDBAY ARIZONA (US) HOLDING CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

COBRE VERDE DEVELOPMENT CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

Signature Page to Amending Agreement No. 7 (Peru)

ROSEMONT COPPER COMPANY

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

MASON RESOURCES (US) INC.

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

Signature Page to Amending Agreement No. 7 (Peru)

Administrative Agent

THE BANK OF NOVA SCOTIA, as Agent

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

The Lenders

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE BANK OF NOVA SCOTIA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ING CAPITAL LLC, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 7 (Peru)

BANK OF MONTREAL, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ROYAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

NATIONAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

SCOTIABANK PERU S.A.A., as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 7 (Peru)

SCHEDULE A

LENDERS' APPLICABLE PERCENTAGES

The Bank of Nova Scotia	13.33% (Commitment as at August 31, 2020 - $20,000,000)

Canadian Imperial Bank of Commerce	16.67% (Commitment as at August 31, 2020 - $25,000,000)

ING Capital LLC	16.67% (Commitment as at August 31, 2020 - $25,000,000)

Bank of Montreal	12.50% (Commitment as at August 31, 2020 - $18,750,000)

Royal Bank of Canada	12.50% (Commitment as at August 31, 2020 - $18,750,000)

The Toronto-Dominion Bank	12.50% (Commitment as at August 31, 2020 - $18,750,000)

National Bank of Canada	12.50% (Commitment as at August 31, 2020 - $18,750,000)

Scotiabank Perú S.A.A.	3.33% (Commitment as at August 31, 2020 - $5,000,000)

SCHEDULE A

COMPLIANCE CERTIFICATE

TO: THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO: THE BANK OF NOVA SCOTIA, as Agent

The Bank of Nova Scotia
Global Banking and Markets - Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario M5H 1H1

Attention:  Alastair Borthwick
 Managing Director
Telephone: 416.866.3547
Email: Agency.services@scotiabank.com

We refer to Section 8.3(a)(iv) of the Second Amended and Restated Credit Agreement effective as of July 14, 2017 between Hudbay Peru S.A.C. and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement. This Compliance Certificate relates to the Borrower's fiscal [quarter/year] ended ■ (the "[Quarter/Year] End").

1. The Borrower hereby certifies that:

(a) the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, were true and correct on the [Quarter/Year] End and are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the [Quarter/Year] End and date hereof;

(b) no Default or Event of Default had occurred and was continuing as of the [Quarter/Year] End; and

(c) no Default or Event of Default has occurred and is continuing on the date hereof [or as the case may be].

2. The Borrower hereby certifies that, as of the [Quarter/Year] End:

(a) the Tangible Net Worth was $■ and the minimum required Tangible Net Worth was $■;

(b) the Senior Secured Debt to EBITDA Ratio was ■:■;

(c) the Interest Coverage Ratio was ■:■;

(d) the Total Net Debt to EBITDA Ratio was ■:■; and

(e) Liquidity was equal to $■.1

3. Appendix A attached sets out the calculations referred to in item 2 above.

4. Appendix B attached sets out a complete, detailed and accurate list of all Equity Interests or other securities owned or held by any Hudbay Group Member in any Person who is not a Subsidiary of such Hudbay Group Member as at the as at [Quarterly/Year] End.

5. Except as disclosed pursuant to Sections 8.3(b)(i)(L), 8.3(b)(i)(N), 8.3(b)(i)(P) and 8.3(b)(i)(R) of the Credit Agreement or as disclosed in writing to the Agent in connection with the delivery of this Compliance Certificate no mining claims, real property, interest in mining claims or interest in mining claims or real property (including any Mine Properties, Owned Real Property, Leased Real Property, Mining Leases, Mining Rights and Mining Title) has been acquired by any Hudbay Group Member in Peru since the date of the most recently delivered Compliance Certificate and except as disclosed in writing to the Agent no such mining claim, real property, interest in mining claims or interest in real property (including any Mine Properties, Owned Real Property, Leased Real Property, Mining Leases, Mining Rights and Mining Title) is or could reasonably be expected to be material to: (a) the operation of the Constancia Mine, (b) the operation of the Borrower or (c) the Hudbay Group's business, affairs, property, liabilities or financial condition in Peru.

DATED _________________, 20___.

HUDBAY PERU S.A.C.

By
Name:
Title:

Name:
Title:

_________________________________________________

1  Only required for period commencing July 1, 2020 to and including December 31, 2021.

SCHEDULE 7.1(p)

COMMUNITY RELATIONS/INDIGENOUS MATTERS

[REDACTED - COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 7.1(t)

SCHEDULE 7.1(t)(iii)

LIST OF 777 TITLE PROPERTIES

MANITOBA
Within Area of Interest	Title No.	Note
Yes	2881098/3 (formerly 1789274/3)	HBMS Plant Area
Yes	2881098/3 (formerly 1789274/3)	HBMS Plant Area
Yes	2881098/3 (formerly 1789274/3)	HBMS Plant Area
Yes	2881099/3 (formerly 1789910/3)	Ross Lake Area
Yes	2881099/3 (formerly 1789910/3)	Ross Lake Area
Yes	2881099/3 (formerly 1789910/3)	Ross Lake Area
Yes	2881100/3 (formerly 1790039/3/PCL1)	MB /SK Boundary Area
Yes	2881100/3 (formerly 1790039/3/PCL2)	MB /SK Boundary Area
Yes	2881101/3 (formerly 1790115/3)
Yes	2881107/3 (formerly 2050586/3/1)	New Subdivision
Yes	2881107/3 (formerly 2050586/3/2)	New Subdivision
Yes	2881114/3 (formerly 2282560/3)	New since 2004
Yes	2881115/3 (formerly 2614251/3)	New since 2011; replaced Title No. 2559725/3

SASKATCHEWAN
Within Area of Interest	Title No.	Parcel No.	Land Description
Yes	112958185	145687944	Plan BC2024 Ext 6 As described on Certificate of Title 67PA14872, description 6
Yes	112958208	145687966	Plan BC2024 Ext 3 As described on Certificate of Title 67PA14871, description 3
Yes	112958220	145687988	Plan BC2024 Ext 4 As described on Certificate of Title 67PA14871, description 4
Yes	112958242	145688002	SE 12-67-30-1 Plan BC2024 Ext 5 As described on Certificate of Title 67PA14871, description 5
Yes	121830397	151051610	Blk/Par A-Plan 101832768 Ext 6 As described on Certificate of Title 61PA14413, description 6
Yes	125869360	135734250	Blk/Par B-Plan BP3815 Ext 0 As described on Certificate of Title 92PA20998(1)
Yes	126986574	153200089	Blk/Par A-Plan BQ53 Ext 4 As described on Certificate of Title 61PA14413
Yes	128384657	153892323	Blk/Par A-Plan 101832757 Ext 2 As described on Certificate of Title 92PA20998(1)
Yes	128384668	153892334	Blk/Par B-Plan 101832757 Ext 3 As described on Certificate of Title 92PA20998(1)
Yes	128412020	153239452	Blk/Par A-Plan BQ53 Ext 6 As shown on Plan 101782087
Yes	128570980	153973165	Blk/Par C-Plan BQ5718 Ext 0 As described on Certificate of Title 92PA20963
Yes	129814768	153866975	Blk/Par A-Plan BQ53 Ext 2 As shown on Plan 101854403

LIST OF 777 SURFACE LEASES

PROVINCE	PROJECT NAME	HOLDER	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	0001-HBMS MANITOBA	HUDBAY	Misc Lease	MISC 66485 (formerly MISC 3486)	MISC LEASE 66485 (formerly MISC LEASE 3486)	Water Reservoir/777-Mine Site-FFN
Manitoba	0001-HBMS MANITOBA	HUDBAY	Permit	DAN	DAN PERMIT	HBED. Associated with ML051
Manitoba	0001-HBMS MANITOBA	HUDBAY	Permit	GOLDEN POPPY	GOLDEN POPPY PERMIT	Associated with ML053
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	6SL	LA SALLE SURFACE LEASE	OIC 466
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M45SL	BED BUG	OIC 576
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M46SL	FLIN FLON FR	OIC M 90
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M47SL	B. NO. 47 FR	OIC M 87
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M48SL	B. NO. 46	OIC M 86
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M56SL	THE PAS 22	OIC 408
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M60SL	THE PAS 29	OIC 333
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M61SL	THE PAS 30	OIC 332
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M62SL	THE PAS 31	OIC 346
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M63SL	THE PAS 32	OIC 347
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M64SL	THE PAS 33	OIC 331
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M65SL	THE PAS 34	OIC 400
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M66SL	THE PAS 35	OIC 418
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M67SL	THE PAS 36	OIC 416
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M78SL	THE PAS 23	OIC 410
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M79SL	THE PAS 24	OIC 417
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M85SL	CRAIGGI FR	OIC 632
Manitoba	912-HBMS FLIN FLON (MB)	HUDBAY	Surface Lease	M86SL	SCHENLEY FR	OIC 608
Saskatchewan	0002-HBMS SASKATCHEWAN	HUDBAY	Mineral Surface Lease	200026	MS 52 (Malachite)	Golf Course
Saskatchewan	0002-HBMS SASKATCHEWAN	HUDBAY	Mineral Surface Lease	200031	MS 80 (ROYAL CAZAZA)	Golf Course
Saskatchewan	0002-HBMS SASKATCHEWAN	HUDBAY	Sand and Gravel Surface Lease	500650		Lease with Saskatchewan Environment
Saskatchewan	0002-HBMS SASKATCHEWAN	HUDBAY	Sand and Gravel Surface Lease	500591		Lease with Saskatchewan Environment
Saskatchewan	0002-HBMS SASKATCHEWAN	HUDBAY	Sand and Gravel Surface Lease	500649		Lease with Saskatchewan Environment
Saskatchewan	0002-HBMS SASKATCHEWAN	HUDBAY	Transmission Line Lease	N217	Parcel K	Lease with Town of Creighton; part of Trout Lake line
Saskatchewan	0002-HBMS SASKATCHEWAN	HUDBAY	Surface Lease	NE-2; E-11; W-12	Tailings Lease	Lease with Town of Creighton dated April 1, 2006
Saskatchewan	0002-HBMS SASKATCHEWAN	HUDBAY	Surface Lease	formerly MSL 34-39	Tailings Lease	Lease with Town of Creighton dated May 1, 2009

LIST OF 777 MINING CLAIMS AND LEASES

777 / Callinan Deposit

Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date
HUDBAY	Claim	23139	EOLA	1.00	Sep 16, 2027
HUDBAY	Claim	28390	HIGH FLYER	21.00	Apr 30, 2028
HUDBAY	Claim	28391	FOX TROT	13.00	Apr 30, 2028
HUDBAY	Claim	29171	OH DON'T	21.00	Aug 23, 2022
HUDBAY	Claim	29524	VIRGINIA	2.00	May 28, 2022
HUDBAY	Claim	34600	MARY E	2.00	Jun 29, 2022
HUDBAY	Mineral Lease	ML051	CALLINAN MIN LEASE	33.72	Apr 01, 2021
HUDBAY	Mineral Lease	ML052	CALLINAN MIN LEASE	46.78	Apr 01, 2021
HUDBAY	Mineral Lease	ML053	CALLINAN MIN LEASE	41.78	Apr 01, 2021
HUDBAY	Mineral Lease	ML054	CALLINAN MIN LEASE	18.31	Apr 01, 2021
HUDBAY	Mineral Lease	ML055	CALLINAN MIN LEASE	20.90	Apr 01, 2021
HUDBAY	OIC	330	FOX FR	0.01	Jan 25, 2021
HUDBAY	OIC	331	THE PAS 33	3.57	May 06, 2021
HUDBAY	OIC	332	THE PAS 30	20.89	May 06, 2021
HUDBAY	OIC	333	THE PAS 29	20.83	May 06, 2021
HUDBAY	OIC	346	THE PAS 31	20.86	May 06, 2021
HUDBAY	OIC	347	THE PAS 32	20.42	May 06, 2021
HUDBAY	OIC	361	GRIZZLY FR	0.13	May 09, 2021
HUDBAY	OIC	400	THE PAS 34	3.11	Dec 11, 2020
HUDBAY	OIC	416	THE PAS 36	0.41	Sep 11, 2021
HUDBAY	OIC	418	THE PAS 35	13.88	Sep 11, 2021
HUDBAY	OIC	466	LA SALLE	19.05	Nov 11, 2020
HUDBAY	OIC	467	FLIN SLAM	11.63	Nov 11, 2020
HUDBAY	OIC	576	BED BUG	17.87	Nov 30, 2020
HUDBAY	OIC	608	SCHENLEY FR	14.20	Feb 17, 2021
HUDBAY	OIC	611	HOLY SMOKE	17.52	Feb 10, 2021
HUDBAY	OIC	629	FOG	3.74	Feb 10, 2021
HUDBAY	OIC	630	FORT PITT	18.05	Feb 10, 2021
HUDBAY	OIC	632	CRAIGGI FR	3.15	Feb 17, 2021
HUDBAY	OIC	677	VENUS FR	6.92	Sep 21, 2021
HUDBAY	OIC	M 3	CATHERINE	16.71	Apr 23, 2021
HUDBAY	OIC	M 86	B NO. 46	10.43	Apr 25, 2021
HUDBAY	OIC	M 87	B N0. 47 Fr.	1.87	Apr 25, 2021
HUDBAY	OIC	M 88	B NO. 48	6.84	Apr 25, 2021

HUDBAY	OIC	M 90	FLIN FLON FR	9.79	Apr 25, 2021
HUDBAY	OIC	M 908	B NO. 49	1.17	Sep 26, 2021
HUDBAY	OIC	16	LAKEVIEW	16.49	Jan 31, 2021
HUDBAY	OIC	22	SUNSHINE FR	0.04	Feb 25, 2021
Total Manitoba		38 Claims		501.07
Holder	Disposition Type	Disposition No.	Legal Land Description	Hectares	Good Standing To
HUDBAY	Mineral Lease	ML 5518	PHANTOM LAKE AREA	2,928.00	Dec 7, 2039
HUDBAY	Mineral Lease	Q- 952	FLIN FLON LAKE AREA	20.00	Aug 7, 2040
HUDBAY	Mineral Lease	Q-1010	FLIN FLON LAKE AREA	20.00	Jul 17, 2040
HUDBAY	Mineral Lease	Q-1020	FLIN FLON LAKE AREA	20.00	Jul 16, 2040
Holder	Disposition Type	Disposition No.	Legal Land Description	Hectares	Good Standing To
HUDBAY	Mineral Lease	Q-1053	FLIN FLON LAKE AREA	16.00	Jul 16, 2040
HUDBAY	Mineral Lease	Q-1063	FLIN FLON LAKE AREA	21.00	Mar 23, 2040
HUDBAY	Mineral Lease	Q-1074	FLIN FLON LAKE AREA	19.00	Mar 23, 2040
HUDBAY	Mineral Lease	Q-1076	FLIN FLON LAKE AREA	17.00	Mar 22, 2040
HUDBAY	Mineral Lease	Q-1084	FLIN FLON LAKE AREA	21.00	Mar 22, 2040
HUDBAY	Mineral Lease	Q-1104	FLIN FLON LAKE AREA	21.00	Mar 17, 2040
HUDBAY	Mineral Lease	Q-1105	SCHIST LAKE AREA	21.00	Mar 15, 2040
HUDBAY	Mineral Lease	Q-1112	FLIN FLON LAKE AREA	21.00	Mar 23, 2040
HUDBAY	Mineral Lease	Q-1145	FLIN FLON LAKE AREA	18.00	Jul 16, 2040
HUDBAY	Mineral Lease	Q-1146	FLIN FLON LAKE AREA	3.00	Jul 16, 2040
HUDBAY	Mineral Lease	Q-1160	FLIN FLON LAKE AREA	6.00	Mar 23, 2040
HUDBAY	Mineral Lease	Q-1164	FLIN FLON LAKE AREA	6.00	Jul 16, 2040
HUDBAY	Mineral Lease	Q-1258	FLIN FLON LAKE AREA	6.00	In Production
HUDBAY	Mineral Lease	Q-1260	FLIN FLON LAKE AREA	2.00	Mar 22, 2040
HUDBAY	Mineral Lease	Q-1273	FLIN FLON LAKE AREA	17.00	Dec 4, 2039
HUDBAY	Mineral Lease	Q-1278	FLIN FLON LAKE AREA	1.00	Mar 22, 2040
HUDBAY	Mineral Lease	Q-1281	FLIN FLON LAKE AREA	17.00	Mar 15, 2040
HUDBAY	Mineral Lease	Q-1282	FLIN FLON LAKE AREA	16.00	Mar 22, 2040
HUDBAY	Mineral Lease	Q-1289	FLIN FLON LAKE AREA	3.00	Mar 15, 2040

HUDBAY	Mineral Lease	Q-1290	FLIN FLON LAKE AREA	8.00	Mar 26, 2040
HUDBAY	Mineral Lease	Q-1302	FLIN FLON LAKE AREA SCHIST LAKE AREA	1.00	Mar 15, 2040
HUDBAY	Mineral Lease	Q-1303	FLIN FLON LAKE AREA SCHIST LAKE AREA	2.00	Mar 15, 2040
HUDBAY	Mineral Lease	Q-1312	AS SHOWN ON SURVEY PLAN BY 6	1.00	Oct 28, 2040
HUDBAY	Mineral Lease	Q-1527	FLIN FLON LAKE AREA	19.00	Mar 22, 2040
HUDBAY	Mineral Lease	Q-1933	FLIN FLON LAKE AREA	19.00	Oct 15, 2040
HUDBAY	Mineral Lease	Q-4097	AS SHOWN ON SURVEY PLAN MG 636	1.00	Oct 11, 2040
Total Saskatchewan		30 Leases		3,291.00

Other Claims

Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date
HUDBAY	Claim	CB13426	RAG 13426	54.00	Dec 28, 2026
HUDBAY	Claim	MB2590	WAN 2590	58.00	Oct 11, 2029
HUDBAY	Claim	MB7216	WAN 7216	102.00	Feb 27, 2021
HUDBAY	Claim	P7821E	WAN 7821	21.00	Jan 19, 2030
HUDBAY	Mineral Lease	ML321	FLIN FLON MIN LEASE	20.90	Dec 13, 2020
HUDBAY	OIC	11	NANCY	0.21	Jan 31, 2021
HUDBAY	OIC	12	VICTORIA	0.30	Jan 31, 2021
HUDBAY	OIC	13	APEX	15.28	Jan 31, 2021
HUDBAY	OIC	14	UNIQUE	15.05	Jan 31, 2021
HUDBAY	OIC	15	OUTLOOK	16.44	Jan 31, 2021
HUDBAY	OIC	17	EXTENSION	7.03	Jan 31, 2021
HUDBAY	OIC	180	BURKE	2.35	Sep 06, 2021
HUDBAY	OIC	21	SNOWSHOE FR	0.01	Feb 25, 2021
HUDBAY	OIC	303	THE PAS 16	7.59	Dec 11, 2020
HUDBAY	OIC	335	THE PAS 26	19.81	May 06, 2021
HUDBAY	OIC	336	THE PAS 13	20.17	May 06, 2021
HUDBAY	OIC	337	THE PAS 15	19.45	May 06, 2021
HUDBAY	OIC	338	THE PAS 10	20.47	May 06, 2021
HUDBAY	OIC	340	THE PAS 1	20.87	May 06, 2021
HUDBAY	OIC	344	THE PAS 14	20.56	May 06, 2021
HUDBAY	OIC	345	THE PAS 27	9.45	May 06, 2021
HUDBAY	OIC	349	THE PAS 6	7.09	May 09, 2021
HUDBAY	OIC	352	THE PAS 9	20.79	May 09, 2021
HUDBAY	OIC	365	MANITOBA	3.16	Jul 05, 2021
HUDBAY	OIC	366	MANITOBA	19.05	Jul 05, 2021
HUDBAY	OIC	367	MANITOBA	13.19	Jul 05, 2021
HUDBAY	OIC	368	MANITOBA	20.76	Jul 05, 2021

Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date
HUDBAY	OIC	369	MANITOBA	0.32	Jul 05, 2021
HUDBAY	OIC	408	THE PAS 22	20.88	Sep 11, 2021
HUDBAY	OIC	409	THE PAS 25	20.21	Sep 11, 2021
HUDBAY	OIC	410	THE PAS 23	20.75	Sep 11, 2021
HUDBAY	OIC	417	THE PAS 24	20.82	Sep 11, 2021
HUDBAY	OIC	426	THE PAS 28	18.45	Dec 11, 2020
HUDBAY	OIC	470	THE PAS NO. 5	10.19	Mar 10, 2021
HUDBAY	OIC	61	CALCITE	0.13	Mar 03, 2021
HUDBAY	OIC	62	MAGNESITE	19.89	Mar 03, 2021
HUDBAY	OIC	623	RAINBOW FR	5.95	Feb 10, 2021
HUDBAY	OIC	63	BLENDE	16.81	Mar 03, 2021
HUDBAY	OIC	64	GALENA	4.76	Mar 03, 2021
HUDBAY	OIC	65	CLAUDIUS	16.97	Mar 03, 2021
HUDBAY	OIC	678	BEAR FR	1.28	Sep 21, 2021
HUDBAY	OIC	68	CUPRITE	18.29	Mar 03, 2021
HUDBAY	OIC	69	PYRITE	15.75	Mar 03, 2021
HUDBAY	OIC	70	ZIRCON	19.66	Mar 03, 2021
HUDBAY	OIC	71	MARCASITE	1.54	Mar 03, 2021
HUDBAY	OIC	72	CASSIUS NO. 2	15.17	Mar 03, 2021
HUDBAY	OIC	74	CHALCOCITE	10.27	Mar 03, 2021
HUDBAY	OIC	M 14	B NO. 9	16.67	Apr 23, 2021
HUDBAY	OIC	M 1454	B NO. 52 FR	1.75	Apr 03, 2021
HUDBAY	OIC	M 17	B NO. 17 FR	5.18	Apr 23, 2021
HUDBAY	OIC	M 18	B NO. 25 FR	0.40	Apr 23, 2021
HUDBAY	OIC	M 2094	B NO. 56	6.07	Jun 02, 2021
HUDBAY	OIC	M 23	B NO. 21	16.90	Apr 23, 2021
HUDBAY	OIC	M 4138	BLUE FR	8.45	Jul 15, 2021
HUDBAY	OIC	M 4408	BORDER FR	2.52	Sep 21, 2021

Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date
HUDBAY	OIC	M 900	A NO. 31	1.56	Jun 17, 2021
HUDBAY	OIC	M 901	B NO. 41	6.73	Jun 20, 2021
HUDBAY	OIC	M 905	B NO. 18	13.72	Aug 15, 2021
HUDBAY	OIC	M 906	B NO. 19	3.56	Aug 15, 2021
HUDBAY	OIC	M 907	B NO. 24	0.79	Aug 15, 2021
Total Manitoba		60 Claims		877.37
Holder	Disposition Type	Disposition No.	Legal Land Description	Hectares	Good Standing To
HUDBAY	Claim	S‐ 99585	LOUIS LAKE AREA	7.00	Sep 18, 2022
HUDBAY	Claim	S‐ 99614	LOUIS LAKE AREA	1.00	Sep 18, 2021
HUDBAY	Mineral Lease	Q‐1109	FLIN FLON LAKE AREA	17.00	Apr 11, 2040
Total Saskatchewan		3 Claims, 1 Lease		678.00

SCHEDULE 7.1(t)(iv)

LALOR CHISEL ANDERSON STALL MINERAL LIST

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB10603	DUB 10603
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB10604	DUB 10604
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB4991	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB4992	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB5778	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB5779	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB5780	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB5781	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB5782	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB5791	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB5792	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB5793	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB5794	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB6080	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB6085	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	CB7064	DUB
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	MB10249	DUB 10249 FR
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	MB9836	DUB 9836
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	MB9940	DUB 9940
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	MB9941	DUB 9941 Fr
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Claim	MB9942	DUB 9942
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Mineral	Mineral Lease	ML-334	Lalor Mineral Lease
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Surface	Surface Lease	SL157	Lalor WDG	Lalor Waste Disposal Site
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5706	ASTRA NO. 1 FR

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5707	ASTRA NO. 2
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5708	ASTRA NO. 3
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5709	ASTRA NO. 4
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5710	ASTRA NO. 12
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5711	ASTRA NO. 13
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5712	ASTRA NO. 14
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5713	ASTRA NO. 15
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5714	ASTRA NO. 16
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5715	ASTRA NO. 17
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5716	ASTRA NO. 18	M103SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5717	ASTRA NO. 19
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5718	ASTRA NO. 20
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5719	ASTRA NO. 21
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5720	ASTRA NO. 22
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5721	ASTRA NO. 25 FR	M110SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5722	ASTRA NO. 29
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5723	ASTRA NO. 30
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5742	RAM NO. 235 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5743	RAM NO. 237 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5744	RAM NO. 238
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5745	RAM NO. 239 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5746	RAM NO. 240 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5747	RAM NO. 251 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5748	RAM NO. 252
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5749	RAM NO. 253
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5750	RAM NO. 255 FR

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5751	RAM NO. 256
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5752	RAM NO. 257
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5753	RAM NO. 258
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5754	RAM NO. 259 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5755	RAM NO. 291 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5756	RAM NO. 292 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5757	RAM NO. 293
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5758	RAM NO. 312
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 5759	RAM NO. 313
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7292	RAM NO. 314
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7293	RAM NO. 315
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7294	RAM NO. 318 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7295	RAM NO. 319 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7296	RAM NO. 339
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7297	RAM NO. 340
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7298	RAM NO. 341
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7299	RAM NO. 342
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7300	RAM NO. 343
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7301	RAM NO. 344
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7302	RAM NO. 346 FR	M112SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7303	RAM NO. 347 FR	M151SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7304	RAM NO. 348 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7305	RAM NO. 349
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7306	RAM NO. 350
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7348	ASTRA NO. 31
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7349	ASTRA NO. 32

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7350	ASTRA NO. 33
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7351	ASTRA NO. 34
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7352	ASTRA NO. 35
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7353	ASTRA NO. 36
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7354	CHALCO NO. 1
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7355	CHALCO NO. 2
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7356	CHALCO NO. 3
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7357	CHALCO NO. 4
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7358	CHALCO NO. 5
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7359	CHALCO NO. 6
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7360	CHALCO NO. 7
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7361	CHALCO NO. 8
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7362	CHALCO NO. 9
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7363	CHALCO NO. 10
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7364	CHALCO NO. 11
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7365	CHALCO NO. 12
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7366	CHALCO NO. 13	M110SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7370	RAM NO. 204
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7371	RAM NO. 205
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7372	RAM NO. 260
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7373	RAM NO. 268 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7374	RAM NO. 269 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7375	RAM NO. 289
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7376	RAM NO. 290
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7377	RAM NO. 294
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7378	RAM NO. 310

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7380	RAM NO. 311
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7381	RAM NO. 316
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7382	RAM NO. 317
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7383	RAM NO. 626 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7491	CHALCO NO. 14	M110SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7492	CHALCO NO. 15
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7493	CHALCO NO. 16
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7494	CHALCO NO. 17
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7495	CHALCO NO. 18
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7496	ASTRA NO. 5
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7497	ASTRA NO. 6
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7498	ASTRA NO. 9
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7499	ASTRA NO. 10
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7500	ASTRA NO. 23 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7501	ASTRA NO. 24 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7502	ASTRA NO. 26
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7503	ASTRA NO. 28 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7504	ASTRA NO. 38
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7505	ASTRA NO. 39
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7506	ASTRA NO. 40
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7507	ASTRA NO. 41
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7508	ASTRA NO. 44 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7509	ASTRA NO. 45 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7510	ASTRA NO. 46 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7511	ASTRA NO. 47 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7512	ASTRA NO. 48 FR

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7513	ASTRA NO. 49 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7514	ASTRA NO. 50 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7515	ASTRA NO. 51 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7516	RAM NO. 627 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Mineral	OIC	M 7517	RAM NO. 628 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5724	OX NO. 108 (7SL)	7SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5725	OX NO. 127
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5726	OX 139 (2SL)	2SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5727	OX 140
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5728	OX 141
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5729	OX 157
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5730	OX 158
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5731	OX 159
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5732	OX 160 (2SL)	2SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5733	OX NO. 161 FR (2SL)	2SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5734	OX NO. 421FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5735	OX NO. 422 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5736	OX NO. 423 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5737	OX NO. 424 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5738	OX NO. 425 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5739	OX NO. 439
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5740	OX NO. 440
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5741	OX NO. 441
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5765	OX NO. 40 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5766	OX NO. 41 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5767	OX NO. 42

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5768	OX NO. 43
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5769	OX NO. 44
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5770	OX NO. 45
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5771	OX NO. 66
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5772	OX NO. 67
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5773	OX NO. 68
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5774	OX NO. 69
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5775	OX NO. 76	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5776	OX NO. 95
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5777	OX NO. 152
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5778	OX NO. 153
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5779	OX NO. 154
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5780	OX NO. 155	Vent Shaft
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5781	OX NO. 156
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5782	OX NO. 352
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5783	OX NO. 353
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5784	OX NO. 354
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5785	OX NO. 355 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5786	OX NO. 356
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5787	OX NO. 357
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5788	OX NO. 358
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5789	OX NO. 359
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5790	OX NO. 360
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5791	OX NO. 377 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5792	OX NO. 415
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5793	OX NO. 416

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5794	OX NO. 427
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5795	OX NO. 428
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5796	OX NO. 429
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5797	OX NO. 430
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5798	OX NO. 431
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5799	OX NO. 432
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5800	OX NO. 434
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5801	OX NO. 435
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5802	OX NO. 436
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5803	OX NO. 437
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5804	OX NO. 438
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5805	OX NO. 442 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5806	OX NO. 443 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5807	OX NO. 444 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5808	OX NO. 445 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5809	OX NO. 446
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5810	OX NO. 447 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5811	OX NO. 448
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5812	OX NO. 449
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5813	OX NO. 450 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5814	OX NO. 451
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5815	OX NO. 452 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5816	OX NO. 453
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5817	OX NO. 454
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 5818	OX NO. 455
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7157	OX NO. 1 FR

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7158	OX NO. 2
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7159	OX NO. 3 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7160	OX NO. 4
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7161	OX NO. 5
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7162	OX NO. 6
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7163	OX NO. 7 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7164	OX NO. 8 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7165	OX NO. 9
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7166	OX NO. 10
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7167	OX NO. 11
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7168	OX NO. 12
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7169	OX NO. 13
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7170	OX NO. 14
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7171	OX NO. 15
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7172	OX NO. 16
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7173	OX NO. 17
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7174	OX NO. 18
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7175	OX NO. 19
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7176	OX NO. 20
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7177	OX NO. 21
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7178	OX NO. 22
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7179	OX NO. 23 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7180	OX NO. 24
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7181	OX NO. 25
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7182	OX NO. 26
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7183	OX NO. 27

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7184	OX NO. 28
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7185	OX NO. 29
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7186	OX NO. 30
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7187	OX NO. 31
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7188	OX NO. 32
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7189	OX NO. 33
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7190	OX NO. 34
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7191	OX NO. 35	M104SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7192	OX NO. 36	M105SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7193	OX NO. 37
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7194	OX NO. 38
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7195	OX NO. 39 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7196	OX NO. 46
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7197	OX NO. 47 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7198	OX NO. 48
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7199	OX NO. 49	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7200	OX NO. 50	M106SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7201	OX NO. 51	M107SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7202	OX NO. 52
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7203	OX NO. 53
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7204	OX NO. 54
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7205	OX NO. 55
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7206	OX NO. 56
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7207	OX NO. 57
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7208	OX NO. 58
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7209	OX NO. 59

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7210	OX NO. 60
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7211	OX NO. 61 (9SL)	9SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7212	OX NO. 62 (9SL)	9SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7213	OX NO. 63	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7214	OX NO. 64
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7215	OX NO. 65
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7216	OX NO. 70
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7217	OX NO. 71
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7218	OX NO. 72
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7219	OX NO. 73
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7220	OX NO. 74
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7221	OX NO. 75
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7222	OX NO. 77 (8SL)	8SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7223	OX NO. 78 (9SL)	9SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7224	OX NO. 79	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7225	OX NO. 80
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7226	OX NO. 81
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7227	OX NO. 82
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7228	OX NO. 83
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7229	OX NO. 84
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7230	OX NO. 87
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7231	OX NO. 88
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7232	OX NO. 89
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7233	OX NO. 90
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7234	OX NO. 91
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7235	OX NO. 92	(CHISEL)

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7236	OX NO. 93	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7237	OX NO. 94 (8SL)	8SL (CHISEL) Vent Raise
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7238	OX NO. 96
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7239	OX NO. 97
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7240	OX NO. 98
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7241	OX NO. 99
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7242	OX NO. 100
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7243	OX NO. 101
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7244	OX NO. 102
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7245	OX NO.103
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7246	OX NO. 104
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7247	OX NO. 105
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7248	OX NO. 106
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7249	OX NO. 107
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7250	OX NO. 109
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7251	OX NO. 110
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7252	OX NO. 111
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7253	OX NO. 112
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7254	OX NO. 113
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7255	OX NO. 114
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7256	OX NO. 115
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7257	OX NO. 116
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7258	OX NO. 119
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7259	OX NO. 120
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7260	OX NO. 121
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7261	OX NO. 122

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7262	OX NO. 123
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7263	OX NO. 124
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7264	OX NO. 125
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7265	OX NO. 126
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7266	OX NO. 128
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7267	OX NO. 129
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7268	OX NO. 130
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7269	OX NO. 131
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7270	OX NO. 132
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7271	OX NO. 133 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7272	OX NO. 134 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7273	OX NO. 135
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7274	OX NO. 136 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7275	OX NO. 137 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7276	OX NO. 138 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7277	OX NO. 142
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7278	OX NO. 143
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7279	OX NO. 144
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7280	OX NO. 145
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7281	OX NO. 146
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7282	OX NO. 147
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7283	OX NO. 341 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7284	OX NO. 342 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7285	OX NO. 347
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7286	OX NO. 348
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7287	OX NO. 349

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7288	OX NO. 350 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7289	OX NO. 433 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7290	OX NO. 456 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7291	OX NO. 693
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7307	WAW NO. 1 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7308	WAW NO. 2 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7309	WAW NO. 3 FR (7SL)	7SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7310	WAW NO. 4 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7311	WAW NO. 5 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7312	WAW NO. 6 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7313	WAW NO. 7 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7314	WAW NO. 8 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7315	WAW NO. 9 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7316	WAW NO. 10 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7317	WAW NO. 11 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7318	WAW NO. 12 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7319	WAW NO. 13 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7320	WAW NO. 14 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7321	WAW NO. 15 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7322	WAW NO. 16 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7323	WAW NO. 17 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7324	WAW NO. 18 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7325	WAW NO. 19 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7326	WAW NO. 20 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7327	WAW NO. 21 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7328	WAW NO. 22 FR	(CHISEL)

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7329	WAW NO. 23 FR	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7330	WAW NO. 24 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7331	WAW NO. 25 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7332	WAW NO. 26 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7333	WAW NO. 27 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7334	WAW NO. 28 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7335	WAW NO. 29 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7336	WAW NO. 30 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7337	WAW NO. 31 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7338	WAW NO. 32 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7339	WAW NO. 33 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7340	WAW NO. 34 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7341	WAW NO. 35 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7342	WAW NO. 36 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7343	WAW NO. 37 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7344	WAW NO. 38 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7345	WAW NO. 39 FR	M108SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7346	WAW NO. 40 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7347	WAW NO. 41 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7390	OX NO. 417
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7391	OX NO. 418 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7392	OX NO. 419 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7393	OX NO. 420 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Mineral	OIC	M 7394	OX NO. 426 FR

LALOR CHISEL ANDERSON STALL SURFACE LIST

PROVINCE	PROJECT NAME	HOLDER	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	General Permit	GP59093	Lalor Road	Road/Water Line/Transm Line/Parking Lot
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	General Permit	GP63483	Lalor MINE Site	Lalor MINE Site
Manitoba	286-DUB CLAIMS (MB)	HUDBAY	Quarry Lease	QL1928	QL-1928 Quarry Lease
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	General Permit	GP2661	GENERAL PERMIT 2661	Waste Disposal Site - Garbage Dump
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	General Permit	GP66403	GENERAL PERMIT 66403	Snow Lake Pumphouse/Water Line/Transmission Line/Access Road
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Misc Lease	MSC3792	MISC LEASE 3792	Tailings Disposal-Anderson
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Misc Lease	MSC56558	MISC LEASE 56558	Transm.Line-Anderson to Snow Lk
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Misc Lease	MSC56559	MISC LEASE 56559	Mine Road-Anderson to Snow Lk
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Surface Lease	M103SL	ASTRA 18	OIC M 5716 Stall Mine Site. HB Substation/Core Racks
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Surface Lease	M110SL	ASTRA25,CHALCO 13&14	OIC M 5721 Anderson Mine Site
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Surface Lease	M112SL	RAM 346 FR	OIC M 7302 Stall Mine Site
Manitoba	902-HBMS STALL - ANDERSON (MB)	HUDBAY	Surface Lease	M151SL	RAM 347 FR	OIC M 7303 Stall Mine Site
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	General Permit	GP1334	GENERAL PERMIT 1334	Road Chisel to Edwards Lk
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	General Permit	GP327	GENERAL PERMIT 327	Mine Site/Waste Disposal Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	General Permit	GP3625	GENERAL PERMIT 3625	Mine Site Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Misc Lease	MSC3793	MISC LEASE 3793	Mine Site-Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Misc Lease	MSC3794	MISC LEASE 3794	Water Diversion-Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Surface Lease	2SL	PHOTO L SURFACE LEASE	OIC M5726,M5732,M5733-Photo Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Surface Lease	7SL	CHISEL N INTERM VENT	OIC M5724 M7309-Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Surface Lease	8SL	CHISEL N MAIN EXH RA	OIC M7222 M7237 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Surface Lease	9SL	CHISEL N. DOWNCAST R	OIC M7211,M7212,M7223 Chisel

Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Surface Lease	M104SL	OX 35	OIC M 7191 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Surface Lease	M105SL	OX 36	OIC M 7192 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Surface Lease	M106SL	OX 50	OIC M 7200 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Surface Lease	M107SL	OX 51	OIC M 7201 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HUDBAY	Surface Lease	M108SL	WAW 39	OIC M 7345 Chisel

Lalor Chisel Anderson Stall Fee Simple Properties

Title	Area	Note
Manitoba
2881091/3 (formerly 1701609)	Snow Lk	Rly Right of Way - Anderson/Stall to Osborne
2881092/3 (formerly 1701618)	Snow Lk	Off take ditches - Anderson Lake
2881120/3 (formerly 1701932)	Snow Lk	Rly Rt of Way Chisel to Anderson/Stall
2881094/3 (formerly 1701951)	Snow Lk	Station Grounds Chisel

SCHEDULE 7.1(t)(v)

OTHER MATERIAL CLAIMS AND LEASES

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
1	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB301	HAR 301	70	Oct 16, 2022
2	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB322	HAR 322	150	Jan 22, 2023
3	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB323	HAR 323	80	Jan 22, 2021
4	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB326	HAR 326	115	Feb 05, 2023
5	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB328	HAR 328	98	Feb 05, 2021
6	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB329	HAR 329	225	Feb 05, 2021
7	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB330	HAR 330	105	Feb 05, 2021
8	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB331	HAR 331	256	Feb 05, 2021
9	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB332	HAR 332	256	Feb 05, 2021
10	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB334	HAR 334	64	Feb 05, 2021
11	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB339	HAR 339	256	Mar 17, 2023
12	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB340	HAR 340	256	Mar 17, 2023
13	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB4083	HAR 4083	128	Mar 01, 2021
14	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB923	HAR 923	240	Feb 09, 2023
15	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB924	HAR 924	130	Feb 09, 2023
16	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB925	HAR 925	202	Feb 09, 2023

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
17	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB926	HAR 926	152	Feb 09, 2023
18	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB927	HAR 927	256	Feb 09, 2023
19	Manitoba	351 FENTON CREEK ZONE (MB)	FENTON	HUDBAY	Claim	MB938	HAR 938	256	Feb 22, 2024
								3,295
1	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB325	HAR 325	243	Feb 05, 2023
2	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB327	HAR 327	175	Feb 05, 2021
3	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB333	HAR 333	256	Feb 05, 2023
4	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB335	HAR 335	48	Feb 05, 2023
5	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB336	HAR 336	216	Mar 04, 2023
6	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB338	HAR 338	256	Mar 17, 2023
7	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB374	HAR 374	245	Mar 04, 2023
8	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB376	HAR 376	31	Mar 04, 2021
9	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB380	HAR 380	248	Apr 01, 2022
10	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB381	HAR 381	209	Apr 01, 2021
11	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB382	HAR 382	70	Apr 01, 2021
12	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB4052	HAR 4052	100	Feb 14, 2021
13	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB939	HAR 939	240	Feb 22, 2023
14	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB940	HAR 940	160	Feb 22, 2023
15	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	MB941	HAR 941	192	Feb 22, 2023

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
16	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	P2944F	NIM 2944	256	Nov 22, 2020
17	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	P2945F	NIM 2945	230	Nov 22, 2020
18	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	P2946F	NIM 2946	192	Nov 22, 2020
19	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	P2947F	NIM 2947	256	Nov 22, 2020
20	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	P2948F	NIM 2948	194	Nov 22, 2020
21	Manitoba	352 HARMIN ZONE (MB)	HARMIN	HUDBAY	Claim	P2949F	NIM 2949	256	Nov 22, 2020
								4,073
1	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB10639	BUR 10639	23	Nov 19, 2021	Subject to Option Agreement
2	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB10740	BUR 10740	130	May 12, 2022	Subject to Option Agreement
3	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB10741	BUR 10741	205	May 12, 2022	Subject to Option Agreement
4	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB12411	BUR 12411	26	Jul 11, 2023	Subject to Option Agreement
5	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB12412	BUR 12412	28	Jul 11, 2023	Subject to Option Agreement
6	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB13359	BUR 13359	218	Dec 07, 2022	Subject to Option Agreement
7	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB13360	BUR 13360	118	Dec 07, 2023	Subject to Option Agreement
8	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB13361	BUR 13361	141	Dec 07, 2023	Subject to Option Agreement
9	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB13384	BUR 13384	127	May 12, 2021	Subject to Option Agreement
10	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB13385	BUR 13385	16	May 12, 2021	Subject to Option Agreement
11	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB13446	BUR 13446	111	Apr 06, 2022	Subject to Option Agreement
12	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB6067	BUR	34	Sep 22, 2022	Subject to Option Agreement

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
13	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB6104	BUR	77	Apr 03, 2022	Subject to Option Agreement
14	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB6472	BUR	258	Apr 12, 2022	Subject to Option Agreement
15	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	CB7030	BUR	115	Aug 14, 2022
16	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB9247	BUR	60	Nov 09, 2021	Subject to Option Agreement
17	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB9248	BUR	213	Nov 09, 2021	Subject to Option Agreement
18	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB9249	BUR	259	Nov 09, 2021	Subject to Option Agreement
19	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB9252	BUR	92	Nov 09, 2022	Subject to Option Agreement
20	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	CB9253	BUR	109	Nov 09, 2023	Subject to Option Agreement
21	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P1335B	KIK 135 FR	21	Sep 09, 2022
22	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P1761F	KUS 1761	233	Jun 30, 2022
23	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P1762F	KUS 1762	238	Jun 30, 2022
24	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P1792C	BUR 1	21	Jan 31, 2023	Subject to Option Agreement
25	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P1799F	KUS 1799	243	Mar 17, 2023
26	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P1965D	BUR 13 FR.	8	Nov 17, 2023
27	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P1966D	BUR 12 FR	11	Nov 17, 2023
28	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P1996E	BUR 217 FR	13	Dec 19, 2023
29	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P2601C	BUR 2 FR.	21	Jan 31, 2021	Subject to Option Agreement
30	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P2602C	BUR 3 FR.	21	Jan 31, 2023	Subject to Option Agreement
31	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P2603C	BUR 4	21	Jan 31, 2021	Subject to Option Agreement

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
32	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P2604C	BUR 5	21	Jan 31, 2021	Subject to Option Agreement
33	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P2908F	BUR 2908	230	Apr 20, 2022
34	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P4062C	BUR 6	34	Jun 10, 2024
35	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P4063C	BUR 7	21	Jun 10, 2024
36	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P4064C	BUR 8 FR.	17	Jun 10, 2024
37	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P4065C	BUR 9 FR.	17	Jun 10, 2024
38	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P4066C	BUR 10 FR.	20	Jun 10, 2024
39	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P4067C	BUR 11 FR.	13	Jun 10, 2024
40	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P5143A	KIK 9	21	May 15, 2022
41	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P5144A	KIK 10	21	May 15, 2022
42	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P5616A	KIK 69	21	Jul 26, 2022	Subject to Option Agreement
43	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P5620A	KIK 73 FR.	21	Jul 26, 2022	Subject to Option Agreement
44	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P5621A	KIK 74	21	Jul 26, 2022	Subject to Option Agreement
45	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P5920A	KIK 49	21	Jul 26, 2023	Subject to Option Agreement
46	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P5922A	KIK 51	21	Jul 26, 2023	Subject to Option Agreement
47	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P5923A	KIK 52	21	Jul 26, 2023	Subject to Option Agreement
48	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P5935A	KIK 64	21	Jul 26, 2022	Subject to Option Agreement
49	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P6028A	KIK 31 FR.	21	Jul 26, 2023	Subject to Option Agreement
50	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P6029A	KIK 32 FR.	21	Jul 26, 2023	Subject to Option Agreement

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
51	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P6030A	KIK 33	21	Jul 26, 2023	Subject to Option Agreement
52	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P6031A	KIK 34 FR.	21	Jul 26, 2023	Subject to Option Agreement
53	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P6034A	KIK 37	21	Jul 26, 2023	Subject to Option Agreement
54	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P6035A	KIK 38	21	Jul 26, 2023	Subject to Option Agreement
55	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P6036A	KIK 39	21	Jul 26, 2023	Subject to Option Agreement
56	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P6037A	KIK 40	21	Jul 26, 2023	Subject to Option Agreement
57	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P6045A	KIK 48	21	Jul 26, 2023	Subject to Option Agreement
58	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P7815E	BUR 7815	113	Jun 05, 2021	Subject to Option Agreement
59	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P7816E	BUR 7816	256	Jun 05, 2021	Subject to Option Agreement
60	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P7856E	BUR 7856	28	Feb 04, 2022
61	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9345D	BUR 64	21	Nov 12, 2021	Subject to Option Agreement
62	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9346D	BUR 65	21	Nov 12, 2021	Subject to Option Agreement
63	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9352D	BUR 71	21	Nov 12, 2022	Subject to Option Agreement
64	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9353D	BUR 72	21	Nov 12, 2022	Subject to Option Agreement
65	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9354D	BUR 73	21	Nov 12, 2022	Subject to Option Agreement
66	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9355D	BUR 74 FR	21	Nov 12, 2021	Subject to Option Agreement
67	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9356D	BUR 75 FR	21	Nov 12, 2021	Subject to Option Agreement
68	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9357D	BUR 76	21	Nov 12, 2021	Subject to Option Agreement
69	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9411D	BUR 216 FR	4	Dec 19, 2023

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
70	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9501D	BUR 29 FR	21	Nov 12, 2022
71	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9502D	BUR 30	21	Nov 12, 2022
72	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9503D	BUR 31 FR	21	Nov 12, 2022
73	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9504D	BUR 32	21	Nov 12, 2022
74	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9505D	BUR 33	21	Nov 12, 2022
75	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9506D	BUR 34	21	Nov 12, 2022
76	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9508D	BUR 36	21	Nov 12, 2021
77	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9509D	BUR 37	21	Nov 12, 2021
78	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9510D	BUR 38	21	Nov 12, 2021
79	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9511D	BUR 39	21	Nov 12, 2022
80	Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	Claim	P9512D	BUR 40 FR	21	Nov 12, 2021
81	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9531D	BUR 41 FR	21	Nov 12, 2023	Subject to Option Agreement
82	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9532D	BUR 42 FR	21	Nov 12, 2021	Subject to Option Agreement
83	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9533D	BUR 43	21	Nov 12, 2021	Subject to Option Agreement
84	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9534D	BUR 44	21	Nov 12, 2021	Subject to Option Agreement
85	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9535D	BUR 45	21	Nov 12, 2021	Subject to Option Agreement
86	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9536D	BUR 46	21	Nov 12, 2021	Subject to Option Agreement
87	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9537D	BUR 47	21	Nov 12, 2021	Subject to Option Agreement
88	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9538D	BUR 48	21	Nov 12, 2021	Subject to Option Agreement

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
89	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9539D	BUR 49	21	Nov 12, 2021	Subject to Option Agreement
90	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9540D	BUR 50	21	Nov 12, 2021	Subject to Option Agreement
91	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9541D	BUR 51	21	Nov 12, 2021	Subject to Option Agreement
92	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9542D	BUR 52	21	Nov 12, 2021	Subject to Option Agreement
93	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9543D	BUR 53	21	Nov 12, 2021	Subject to Option Agreement
94	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9544D	BUR 54	21	Nov 12, 2022	Subject to Option Agreement
95	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9545D	BUR 55 FR.	21	Nov 12, 2022	Subject to Option Agreement
96	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9546D	BUR 56 FR.	21	Nov 12, 2022	Subject to Option Agreement
97	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9547D	BUR 57	21	Nov 12, 2022	Subject to Option Agreement
98	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9548D	BUR 58	21	Nov 12, 2022	Subject to Option Agreement
99	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9552D	BUR 170 FR.	21	Nov 12, 2022	Subject to Option Agreement
100	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9603D	BUR 77	21	Nov 12, 2021	Subject to Option Agreement
101	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9604D	BUR 78	21	Nov 12, 2021	Subject to Option Agreement
102	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9605D	BUR 79	21	Nov 12, 2021	Subject to Option Agreement
103	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9606D	BUR 80	21	Nov 12, 2022	Subject to Option Agreement
104	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9607D	BUR 81	21	Nov 12, 2022	Subject to Option Agreement
105	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9608D	BUR 82	21	Nov 12, 2022	Subject to Option Agreement
106	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9609D	BUR 83	21	Nov 12, 2022	Subject to Option Agreement
107	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9610D	BUR 84	21	Nov 12, 2021	Subject to Option Agreement

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
108	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9611D	BUR 85	21	Nov 12, 2021	Subject to Option Agreement
109	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9612D	BUR 86	21	Nov 12, 2021	Subject to Option Agreement
110	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9613D	BUR 87 FR.	21	Nov 12, 2021	Subject to Option Agreement
111	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9624D	BUR 206	21	Nov 12, 2021	Subject to Option Agreement
112	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9625D	BUR 207	21	Nov 12, 2021	Subject to Option Agreement
113	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9626D	BUR 208	21	Nov 12, 2021	Subject to Option Agreement
114	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9627D	BUR 209 FR.	21	Nov 12, 2021	Subject to Option Agreement
115	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9834D	BUR 211	21	Nov 18, 2022	Subject to Option Agreement
116	Manitoba	763-BUR ROCKCLIFF OPT	BUR	HUDBAY	Claim	P9835D	BUR 212	21	Nov 18, 2022	Subject to Option Agreement
								5,518
1	Manitoba	742 TALBOT ZONE (MB)	TALBOT	HUDBAY	Claim	MB2245	HAR 2245	256	Feb 07, 2030	Subject to Option Agreement
2	Manitoba	742 TALBOT ZONE (MB)	TALBOT	HUDBAY	Claim	MB2533	HAR 2533	240	Mar 06, 2030	Subject to Option Agreement
3	Manitoba	742 TALBOT ZONE (MB)	TALBOT	HUDBAY	Claim	MB2534	HAR 2534	200	Mar 06, 2030	Subject to Option Agreement
4	Manitoba	742 TALBOT ZONE (MB)	TALBOT	HUDBAY	Claim	MB2535	HAR 2535	200	Mar 06, 2030	Subject to Option Agreement
5	Manitoba	742 TALBOT ZONE (MB)	TALBOT	HUDBAY	Claim	MB2538	HAR 2538	192	Mar 06, 2030	Subject to Option Agreement
								1,088
1	Manitoba	299-WATTS RIVER (MB)	WATTS	HUDBAY	Claim	P1654F	KUS 1654	160	Feb 18, 2023
2	Manitoba	299-WATTS RIVER (MB)	WATTS	HUDBAY	Claim	P1731F	KUS 1731	160	Mar 25, 2022
3	Manitoba	299-WATTS RIVER (MB)	WATTS	HUDBAY	Claim	P1732F	KUS 1732	200	Mar 25, 2024

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
4	Manitoba	299-WATTS RIVER (MB)	WATTS	HUDBAY	Claim	P1816F	KUS 1816	250	Mar 02, 2027
5	Manitoba	299-WATTS RIVER (MB)	WATTS	HUDBAY	Claim	P1818F	KUS 1818	256	Mar 02, 2022
6	Manitoba	299-WATTS RIVER (MB)	WATTS	HUDBAY	Claim	P1822F	KUS 1822	256	Mar 02, 2030
								1,282
1	Manitoba	283-VMS REED LAKE JV (MB) O.A.	REED	HUDBAY	Claim	MB8413	READ 13	174	Jun 02, 2025
2	Manitoba	283-VMS REED LAKE JV (MB) O.A.	REED	HUDBAY	Mineral Lease	ML-335	REED Mineral Lease	573	Apr 11, 2021	Formerly Claims: CB5503 and P5030E
3	Manitoba	283-VMS REED LAKE JV (MB) O.A.	REED	HUDBAY	Mineral Lease	ML-336	REED Mineral Lease	268	Apr 11, 2021	Formerly Claims: MB8412 and MB5188
								1,015
Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
1	Manitoba	928-HBMS SNOW LAKE GOLD (MB)		HUDBAY	Mineral Lease	ML61		419	April 1, 2021
2	Manitoba	928-HBMS SNOW LAKE GOLD (MB)		HUDBAY	Mineral Lease	ML323		828	Mar 28, 2021	Term Renewal Completed Expires 2037
3	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB11772	CAM 1	195	Jan 15, 2022
4	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	CB12455	BUD 12455	143	Oct 16, 2021
5	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	CB12456	BUD 12456	174	Oct 16, 2021
6	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	CB12593	BUD 12593	155	Oct 16, 2021
7	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB4511		43	Jul 07, 2026
8	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB4512		152	Jul 07, 2026
9	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB4513		119	Jul 07, 2026
10	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	CB4736	BUD	107	May 04, 2022

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
11	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	CB4737	BUD	239	May 04, 2022
12	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	CB6422	BUD	206	Aug 12, 2021
13	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB6448		33	Jul 07, 2026
14	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	CB7031	BUD	164	Jul 17, 2022
15	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	CB7085	BUD	88	Jul 17, 2022
16	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB7176		33	Jul 07, 2026
17	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB7905		45	Jan 10, 2022
18	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB7928		42	Mar 14, 2022
19	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB7929		43	May 09, 2026
20	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB8004		43	May 09, 2026
21	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB8005		43	May 09, 2026
22	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB8006		43	May 09, 2026
23	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	CB8827	KAP 1	48	Sep 24, 2024
24	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	CB9415	BUD	47	Dec 18, 2022
25	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	CB9418	BUD 53	87	Jan 15, 2030
26	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	CB9419	BUD 54	132	Jan 15, 2030
27	Manitoba	292-HERBLET LAKE (MB)		HUDBAY	Claim	MB10524	MAX 9005	150	Jul 12, 2024
28	Manitoba	292-HERBLET LAKE (MB)		HUDBAY	Claim	MB11400	EDGAR 9881	178	Jul 26, 2029
29	Manitoba	292-HERBLET LAKE (MB)		HUDBAY	Claim	MB9877	JEN 9877	110	Oct 18, 2029

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
30	Manitoba	292-HERBLET LAKE (MB)		HUDBAY	Claim	MB9878	KARYN 9878	38	Oct 18, 2029
31	Manitoba	292-HERBLET LAKE (MB)		HUDBAY	Claim	MB9879	KAREN 9879	160	Oct 18, 2022
32	Manitoba	292-HERBLET LAKE (MB)		HUDBAY	Claim	MB9880	JILL 9880	86	Oct 18, 2022
33	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P3933E	BUD 30	21	May 04, 2022
34	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P4165E	BUD 4165	172	Dec 07, 2022
35	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P617F	BUD 617	240	Nov 09, 2022
36	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P618F	BUD 618	240	Nov 09, 2022
37	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P619F	BUD 619	206	Nov 09, 2022
38	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6557B	BUD 1	21	Dec 02, 2022
39	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6558B	BUD 2FR	21	Dec 02, 2022
40	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6559B	BUD 3	21	Dec 02, 2022
41	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6560B	BUD 4	21	Dec 02, 2022
42	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6561B	BUD 5	21	Dec 02, 2022
43	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6562B	BUD 6FR	21	Dec 02, 2022
44	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6563B	BUD 7	21	Dec 02, 2022
45	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6564B	BUD 8	21	Dec 02, 2022
46	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6565B	BUD 9	21	Dec 02, 2022
47	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6566B	BUD 10FR	21	Dec 02, 2022
48	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6567B	BUD 11	21	Dec 02, 2022

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
49	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6568B	BUD 12	21	Dec 02, 2022
50	Manitoba	293-HUDSON BAY (MB)		HUDBAY	Claim	P6569B	BUD 13	21	Dec 02, 2022
51	Manitoba	291-SQUALL LAKE (MB)		HUDBAY	Claim	W46245	CAM 2	17	Jan 15, 2026

Other Material Surface Leases

PROVINCE	PROJECT NAME	TempPRJ	HOLDER	Disposition Type	Disposition No	Disposition Name	HECTARES	ANNIVERSARY DATE
Manitoba	283-VMS REED LAKE JV (MB) O.A.	REED	HUDBAY	Surface Lease	Replaced by SL162 (replaced 66082 June/15)	REED Surface Lease	91	June 1, 2018
91
Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	General Permit	GP58639	GENERAL PERMIT 58639	95.1	Dec 31, 2017
Manitoba	922-HBMS BUR (MB)	BUR	HUDBAY	General Permit	GP59159	GENERAL PERMIT 59159	34	Dec 31, 2017
129.1
PROVINCE	PROJECT NAME	HOLDER	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	928-HBMS SNOW LAKE GOLD (MB)	HUDBAY	Misc Lease	MSC3867	MISC LEASE 3867	Storage/Warehouse Site
Manitoba	928-HBMS SNOW LAKE GOLD (MB)	Hudbay	General Permit	GP1856	GENERAL PERMIT 1856	Warehouse
Manitoba	928-HBMS SNOW LAKE GOLD (MB)	Hudbay	General Permit	GP3379	GENERAL PERMIT 3379	Mine Site
Manitoba	928-HBMS SNOW LAKE GOLD (MB)	Hudbay	General Permit	GP3851	GENERAL PERMIT 3851	Discharge Pipeline
Manitoba	928-HBMS SNOW LAKE GOLD (MB)	Hudbay	General Permit	GP4209	GENERAL PERMIT 4209	Cover building for mine shaft air vent
Manitoba	928-HBMS SNOW LAKE GOLD (MB)	Hudbay	General Permit	GP5395	GENERAL PERMIT 5395	Mine Site
Manitoba	0001-HBMS MANITOBA	Hudbay	Misc Lease	MSC3954	MISC LEASE 3954	Machine Shop-Snow Lk. Location of Lalor Camp
Manitoba	0001-HBMS MANITOBA	Hudbay	Misc Lease	MSC56560	MISC LEASE 56560	Old Brittania Millsite. Location of Lalor Camp

Fee Simple Properties

Title No	Area	Note
Manitoba
2880862/5	Ellice	Potash Property - RM of Ellice (Formerly 152575/5; 2628402/5)
2880861/5	Ellice	Hudbay Potash Property. Ellice Manitoba (Formerly 1909662)
2881106/3	Ruttan	Ruttan Area (Formerly 2028449/3)
2881089/3	Snow Lk	Formerly 109332 and 1537383/3
2881093/3	Snow Lk	Rt of Way, Station Ground, Yard. Easement to allow Tolko on Hudbay's portion being registered. (Formerly 1701833)
2881096/3	Snow Lk	Dwelling Cedar Avenue Snow Lake (Formerly 1770544/3)
2881097/3	Snow Lk	Dwelling 186 McGilvray Avenue Snow Lake (Formerly 1775562/3)
2881104/3	Snow Lk	Dwelling 590 Lakeshore Drive, Snow Lake (Formerly 1904344/3)
2881105/3	Snow Lk	Cherry Avenue, Snow Lake (Formerly 2005396/3)
2881112/3	Snow Lk	Property retained by Hudbay following a subdivision of title no. 1701824/3 (Formerly 2211165/3)

2881119/3	Snow Lake	Hudbay (Office acquired from New Britannia) (Formerly 2799579/3)

SCHEDULE 7.1(t)(vi)

Hudbay Mining Properties

Nil

1.

SCHEDULE 7.1(t)(vii)

List of Peru Properties23

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
1	Constancias 5	010025307	RP N° 4990-2008-INGEMMET/PCD/PM (19 November 2008)	File 11082700 (Registry Zone X, Cusco Office)	1000	Yes 2.
2	Constancias 6	010025407	RP N° 5610-2008-INGEMMET/PCD/PM (15 December 2008)	File 11083393 (Registry Zone X, Sede Cusco)	1000	Yes
3	Constancias 7	010025507	RP N° 4949-2008-INGEMMET/PCD/PM (19 November 2008)	File 11082702 (Registry Zone X, Sede Cusco)	1000	Yes
4	Constancias 8	010025607	R.P N° 5727-2008-INGEMMET/PCD/PM (15 December 2008)	File 11083394 (Registry Zone X, Sede Cusco)	900	Yes
5	Constancias 9	010025707	R.P N° 5601-2008-INGEMMET/PCD/PM (15 December 2008)	File 11083395 (Registry Zone X, Sede Cusco)	1000	Yes
6	Constancias 10	010025807	R.P N° 6090-2008-INGEMMET/PCD/PM (18 December 2008)	File 11083396 (Registry Zone X, Sede Cusco)	100	Yes
7	Constancias 11	010025907	R.P N° 4951-2008-INGEMMET/PCD/PM (19 November 2008)	File 11082703 (Registry Zone X, Sede Cusco)	1000	Yes
8	Constancias 12	010026007	R.P N° 4950-2008-INGEMMET/PCD/PM (19 November 2008)	File 11082219 (Registry Zonel X, Sede Cusco)	1000	Yes
9	Constancias 13	010026107	R.P N° 5608-2008-INGEMMET/PCD/PM (15 December 2008)	File 11083397 (Registry Zone X, Sede Cusco)	1000	Yes
10	Constancias 14	010026207	R.P N° 5757-2008-INGEMMET/PCD/PM (16 December 2008)	File 11083398 (Registry Zone X, Sede Cusco)	1000	Yes

_________________________________________________

2  Although Hudbay has entered into a surface rights agreement with the Community of Chilloroya to mine the Pampacancha deposit, additional agreements with certain individual land users are required before Hudbay can develop the property.

3  The information is dated as at July 31, 2020.

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
11	Constancias 15	010026307	R.P N° 5614-2008-INGEMMET/PCD/PM (15 December 2008)	File 11083400 (Registry Zone X, Sede Cusco)	1000	Yes
12	Constancias 16	010026407	R.P N° 5609-2008-INGEMMET/PCD/PM (15 December 2008)	File 11083401 (Registry Zone X, Sede Cusco)	300	Yes
13	Constancia 17	010614707	R.P N° 1061-2008-INGEMMET/PCD/PM (5 May 2008)	File 11076638 (Registry Zone X, Sede Cusco)	700	Yes
14	Constancia 18	010614807	R.P. N° 0937-2008-INGEMMET/PCD/PM (21 April 2008)	File 11078968 (Registry Zone X, Sede Cusco)	400	Yes
15	Constancia 19	010614907	R.P N° 1175-2008-INGEMMET/PCD/PM (12 May 2008)	File 11076641 (Registry Zone X, Sede Cusco)	700	Yes
16	Constancia 20	010615007	R.P N° 1234-2008-INGEMMET/PCD/PM (12 May 2008)	File 11076642 (Registry Zone X, Sede Cusco)	600	Yes
17	Constancia 21	010615107	R.P N° 1422-2008-INGEMMET/PCD/PM (12 May 2008)	File 11076647 (Registry Zone X, Sede Cusco)	700	Yes
18	Constancia 22	010615207	R.P N° 1291-2008-INGEMMET/PCD/PM (12 May 2008)	File 11076648 (Registry Zone X, Sede Cusco)	600	Yes
19	Constancia 23	010615307	R.P N° 0872-2008-INGEMMET/PCD/PM (18 April 2008)	File 11078972 (Registry Zone X, Sede Cusco)	1000	Yes
20	Constancia 24	010615407	R.P N° 0724-2008-INGEMMET/PCD/PM (17 April 2008)	File 11078974 (Registry Zone X, Sede Cusco)	800	Yes
21	Constancia 25	010615507	R.P N° 0717-2008-INGEMMET/PCD/PM (17 April 2008)	File 11078975 (Registry Zone X, Sede Cusco)	800	Yes
22	Constancia 26	010615607	R.P N° 0874-2008-INGEMMET/PCD/PM (18 April 2008)	File 11078976 (Registry Zone X, Sede Cusco)	600	Yes

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
23	Constancia 27	010615707	R.P N° 1421-2008-INGEMMET/PCD/PM (12 May 2008)	File 11076649 (Registry Zone X, Sede Cusco)	800	Yes
24	Katanga J	05004406X01	R. D. N° 170/90-EM-DGM-DCM (29 March 1990)	File 02019277 (Registry Zone IX, Sede Lima)	400	Yes
25	Katanga K	05004407X01	R.D. N° 556/90-EM-DGM-DCM (16 July 1990)	File 02019275 (Registry Zone IX, Sede Lima)	300	Yes
26	Katanga Q	05005529X01	R.J. N° 001699-96-RPM (03 April 1996)	File 20001311 (Registry Zone X, Sede Cusco)	150.0144	Yes
27	Katanga T	010248397	R.J. N° 06497-97-RPM (15 September 1997)	File 20002843 (Registry Zone X, Sede Cusco)	100	Yes
28	Katanga V	010248497	R.J. N° 07719-97-RPM (31 October 1997)	File 20002844 (Registry Zone X, Sede Cusco)	100	Yes
29	Peta 5	05006089X01	R.J. N° 03664-99-RPM (10 December 1999)	File 20001237 (Registry Zone X, Sede Cusco)	934.52	Yes
30	Peta 6	05006090X01	R.J. N° 7084-96-RPM (29 October 1996)	File 20002760 (Registry Zone X, Sede Cusco)	1000	Yes
31	Peta 7	05006198X01	R.J. N° 03731-99-RPM (13 December 1999)	File 20001254 (Registry Zone X, Sede Cusco)	351.7046	Yes
32	Peta 17	0506198AX01	R.J. N° 03744-99-RPM (13 December 1999)	File 20002977 (Registry Zone X, Sede Cusco)	49.0544	Yes
33	Santiago 3	010083695	R.J. N° 02220-RPM (25 March 1995)	File 20002845 (Registry Zone X, Sede Cusco)	700.5839	Yes
34	Santiago 4	010083495	R.J. N° 8613-96-RPM (23 December 1996)	File 20002608 (Registry Zone X, Sede Cusco)	31.1624	Yes

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
35	Santiago 5	010083295	R.J. N° 02655-97-RPM (31 March 1997)	File 20002607 (Registry Zone X, Sede Cusco)	602.1226	Yes
36	Santiago Apóstol I	010229294	R.J. N° 01192-98-RPM (31 March 1998)	File 20002840 (Registry Zone X, Sede Cusco)	424.4893	Yes
37	Ninjav	010080713	RP No. 1599-2013-INGEMMET/PCD/PM (17 May 2013)	File 11149947 (Registry Zone X, Sede Cusco)	1000	No
38	Ferlui	010080513	RP No. 1713-2013-INGEMMET/PCD/PM (29 May 2013)	File 11149948 (Registry Zone X, Sede Cusco)	800	No
39	Javnin	010080613	RP No. 1741-2013-INGEMMET/PCD/PM (29 May 2013)	File 11149945 (Registry Zone X, Sede Cusco)	1000	No
40	Condabaya 1	010192413	RP No. 3868-2013-INGEMMET/PCD/PM (22 October 2013)	File 11279646 (Registry Zone XII, Sede Arequipa)	500	No
41	Pedregosa 1	010192013	RP No. 3823-2013-INGEMMET/PCD/PM (22 October 2013)	File 11279645 (Registry Zone XII, Sede Arequipa)	500	No
42	Pedregosa 3	010192213	RP No. 5114-2013-INGEMMET/PCD/PM (27 December 2013)	File 11279644 (Registry Zone XII, Sede Arequipa)	600	No
43	Kaval 3	010348113	RP No. 5114-2013-INGEMMET/PCD/PM (31 January 2014)	File 13270418 (Registry Zone IX, Sede Lima)	500	No
44	Kaval 2	010348213	RP No. 0393-2014-INGEMMET/PCD/PM (24 February 2014)	File 13264011 (Registry Zone IX, Sede Lima)	300	No
45	Constancia 30	010154314	RP No. 0915-2014-INGEMMET/PCD/PM (31 March 2014)	File 11149557 (Registry Zone X, Sede Cusco)	831	No
46	Constancia 31	010154114	RP No. 0907-2014-INGEMMET/PCD/PM (31 March 2014)	File 11153280 (Registry Zone X, Sede Cusco)	540.86	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
47	Constancia 33	010154014	RP No. 0927-2014-INGEMMET/PCD/PM (31 March 2014)	File 11153281 (Registry Zone X, Sede Cusco)	1000	No
48	Constancia 32	010154414	RP No. 1673-2014-INGEMMET/PCD/PM (30 May 2014)	File 11153392 (Registry Zone X, Sede Cusco)	1000	No
49	Constancia 36	010011415	RP No. 0890-2015-IGNEMMET/PCD/PM (27 April 2015)	File 11170771 (Registry Zone X, Sede Cusco)	100	No
50	Coporaque 5	010011615	RP No. 1200-2015-IGNEMMET/PCD/PM (20 May 2015)	File No. 11172290 (Registry Zone X - Sede Cusco )	400	No
51	Coporaque 6	010010015	RP No. 1050-2015-IGNEMMET/PCD/PM (30 April 2015)	File No. 11172294 (Registry Zone X - Sede Cusco)	500	No
52	Coporaque 7	010010515	RP No. 1474-2015-IGNEMMET/PCD/PM (29 May 2015)	File No. 11172298 (Registry Zone X- Sede Cusco)	900	No
53	Coporaque 9	010003815	RP No. 1481-2015-IGNEMMET/PCD/PM (29 May 2015)	File No. 11172289 (Registry Zone X - Sede Cusco)	874.524	No
54	Coporaque 10	010004115	RP No. 1527-2015-IGNEMMET/PCD/PM (29 May 2015)	File No. 11172296 (Registry Zone X - Sede Cusco)	500	No
55	Coporaque 11	010003915	RP No. 0914-2015-IGNEMMET/PCD/PM (27 April 2015)	File No. 11172297 (Registry Zone X - Sede Cusco)	600	No
56	Coporaque 12	010010815	RP No. 0923-2015-IGNEMMET/PCD/PM (27 April 2015)	File No. 11172291 (Registry Zone X - Sede Cusco)	600	No
57	Coporaque 13	010011915	RP No. 1857-2015-IGNEMMET/PCD/PM (30 June 2015)	File No. 11172292 (Registry Zone X- Sede Cusco)	800	No
58	Coporaque 14	010011815	RP No. 1386-2015-IGNEMMET/PCD/PM (29 May 2015)	File No. 11172293 (Registry Zone X- Sede Cusco)	700	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
59	Coporaque 15	010011715	RP No. 1224-2015-IGNEMMET/PCD/PM (20 May 2015)	File 11170757 (Registry Zone X, Sede Cusco)	1000	No
60	Coporaque 16	010010415	RP No. 0884-2015-IGNEMMET/PCD/PM (27 April 2015)	File 11170768 (Registry Zone X, Sede Cusco)	200	No
61	Coporaque 17	010010315	RP No. 1199-2015-IGNEMMET/PCD/PM (20 May 2015)	File 11170759 (Registry Zone X, Sede Cusco)	100	No
62	Pedregosa 2	010192113	RP No. 2309-2015-IGNEMMET/PCD/PM (23 July 2015)	File 11324460 (Registry Zone X, Sede Arequipa)	700	No
63	Constancia 37	010011315	RP No. 1062-2015-IGNEMMET/PCD/PM (30 April 2015)	File 11172313 (Registry Zone X - Sede Cusco)	100	No
64	Coporaque 18	010010615	RP No. 1212-2015-IGNEMMET/PCD/PM (20 May 2015)	File 11172314 (Registry Zone X- Sede Cusco)	100	No
65	Coporaque 19	010010715	RP No. 1225-2015-IGNEMMET/PCD/PM (20 May 2015)	File 11172311 (Registry Zone X- Sede Cusco)	100	No
66	Constancia 39	010009915	RP No. 2909-2015-IGNEMMET/PCD/PM (30 September 2015)	File 11172411 (Registry Zone X- Sede Cusco)	1000	No
67	Constancia 40	010004315	RP No. 3046-2015-IGNEMMET/PCD/PM (30 September 2015)	File 11172416 (Registry Zone X- Sede Cusco)	1000	No
68	Constancia 41	010004615	RP No. 3104-2015-IGNEMMET/PCD/PM (30 September 2015)	File 11172413 (Registry Zone X- Sede Cusco)	1000	No
69	Constancia	P000041411	RP No. 0315-2014-MEM/DGM (22 December 2014)	File 11175485 (Registry Zone X- Sede Cusco)	1972.39	Yes
70	Paloma IV	010052216	RP No. 798-2016-INGEMMET-PCD-PM (21 October 2016)	File 13941647 (Registry Zone IX- Sede Lima)	600	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
71	Pampura	010052116	RP No. 1456-2016-INGEMMET-PCD-PM (31 October 2016)	File 1196235 (Registry Zone X- Sede Cusco)	1000	No
72	Sondor	010097116	RP No. 1502-2016-INGEMMET-PCD-PM (31 October 2016)	File 13941463(Registry Zone IX- Sede Lima)	400	No
73	Constancia 34	010004515	RP No. 0078-2017-INGEMMET-PCD-PM (21 February 2017)	File 11194522 (Registry Zone X- Sede Cusco)	800	No
74	Constancia 35	010010915	R.P No. 0651-2017-INGEMMET/PCD/PM (8 May 2017)	File 11196209 (Registry Zone IX- Sede Lima)	900	No
75	Lucmo 30	010011115	R.P No. 1754-2016-INGEMMET/PCD/PM (25 November 2016)	File 13896924 (Registry Zone IX- Sede Lima)	400	No
76	Coporaque 8	010009815	R.P No. 0642-2017-INGEMMET/PCD/PM (08 May 2017)	File 11200447 (Registry Zone X- Sede Cusco)	900	No
77	Alcatraz 2	010049416	R.P. No. 0709-2018-INGEMMET/PCD/PM (16 March 2018)	File 11210679 (Registry Zone X- Sede Cusco)	929.5875	No
78	Alcatraz 3	010054316	R.P No. 0644-2017-INGEMMET/PCD/PM (08 May 2017)	File 11198119 (Registry Zone X- Sede Cusco)	200	No
79	Constancia 49	010049716	R.P. No. 1086-2017-INGEMMET/PCD/PM (17 July 2017)	File 11199432 (Registry Zone X- Sede Cusco)	1000	No
80	Constancia 50	010054616	R.P. No. 3432-2018-INGEMMET/PE/PM (20 December 2018)	File 11219557 (Registry Zone X- Sede Cusco)	600	No
81	Constancia 54	010054816	R.P No. 0234-2017-INGEMMET/PCD/PM (14 March 2017)	File 11194370 (Registry Zone X- Sede Cusco)	831.3040	No
82	Constancia 55	010050016	R.P No. 0782-2017-INGEMMET/PCD/PM (08 June 2017)	File 11199437 (Registry Zone X- Sede Cusco)	640.2696	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
83	Constancia 56	010054916	R.P No. 0272-2017-INGEMMET/PCD/PM (15 March 2017)	File 11194368 (Registry Zone X- Sede Cusco)	204.4165	No
84	Constancia 57	010046716	R.P No. 0780-2017-INGEMMET/PCD/PM (08 June 2017)	File 111994434 (Registry Zone X- Sede Cusco)	791.5485	No
85	Constancia 58	010050116	R.P No. 1547-2016-INGEMMET/PCD/PM (31 October 2016)	File 11194350 (Registry Zone X- Sede Cusco)	767.8185	No
86	Constancia 59	010046916	R.P No. 1557-2016-INGEMMET/PCD/PM (31 October 2016)	File 11194271 (Registry Zone X- Sede Cusco)	1000	No
87	Constancia 60	010047016	R.P. No. 1220-2017-INGEMMET/PCD/PM (17 August 2017)	File 11199836 (Registry Zone X- Sede Cusco)	400	No
88	Constancia 61	010050216	R.P No. 2055-2016-INGEMMET/PCD/PM (27 December 2016)	File 11194335 (Registry Zone X- Sede Cusco)	600	No
89	Constancia 62	010049316	R.P. No. 1094-2018-INGEMMET/PCD/PM (30 April 2018)	File 11208361 (Registry Zone X- Sede Cusco)	800	No
90	Coporaque 20	010047216	R.P No. 1533-2016-INGEMMET/PCD/PM (31 October 2016)	File 111194344 (Registry Zone X- Sede Cusco)	1000	No
91	Coporaque 21	010048816	R.P No. 1998-2016-INGEMMET/PCD/PM (23 December 2016)	File 11194351 (Registry Zone X- Sede Cusco)	1000	No
92	Culebrilla HB	010049216	R.P No. 0548-2017-INGEMMET/PCD/PM (18 April 2017)	File 13940962 (Registry Zone IX- Sede Lima)	1000	No
93	Culebrilla 3	010049016	R.P. No. 1536-2017-INGEMMET/PCD/PM (08 September 2017)	File 13995658 (Registry Zone IX- Sede Lima)	900	No
94	Fania 23	010047516	R.P No. 0660-2016-INGEMMET/PCD/PM (14 October 2016)	File 11198117 (Registry Zone X- Sede Cusco)	1000	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
95	Fania 24	010047416	R.P No. 0673-2016-INGEMMET/PCD/PM (17 October 2016)	File 11198116 (Registry Zone X- Sede Cusco)	1000	No
96	Huacamaya 1	010047316	R.P. No. 0304-2020-INGEMMET/PE/PM (31 January 2020)	File 11448488 (Registry Zone XII- Sede Arequipa)	400	No
97	Huancapampa 1	010054216	R.P No. 0830-2016-INGEMMET/PCD/PM (21 October 2016)	File 13941655 (Registry Zone IX- Sede Lima)	600	No
98	Huancapampa 2	010053916	R.P No. 1653-2016-INGEMMET/PCD/PM (15 November 2016)	File 13941015 (Registry Zone IX- Sede Lima)	700	No
99	Huancapampa 3	010054116	R.P No. 0824-2016-INGEMMET/PCD/PM (21 October 2016)	File 13940974 (Registry Zone IX- Sede Lima)	7000	No
100	Huaynas 1	010054016	R.P No. 0743-2017-INGEMMET/PCD/PM (30 May 2017)	File 11334504 (Registry Zone V- Sede Trujillo)	900	No
101	Huaynas 2	010053316	R.P No. 0545-2017-INGEMMET/PCD/PM (18 April 2017)	File 11326993 (Registry Zone V- Sede Trujillo)	900	No
102	Huaynas 3	010052816	R.P No. 0556-2017-INGEMMET/PCD/PM (18 April 2017)	File 11326998 (Registry Zone V- Sede Trujillo)	1000	No
103	Huaynas 4	010048716	R.P. No. 1213-2017-INGEMMET/PCD/PM (17 August 2017)	File 11334505 (Registry Zone V- Sede Trujillo)	1000	No
104	Huaynas 5	010047616	R.P No. 0476-2017-INGEMMET/PCD/PM (07 April 2017)	File 11326947 (Registry Zone V- Sede Trujillo)	1000	No
105	Kenko	010053216	R.P No. 1977-2016-INGEMMET/PCD/PM (23 December 2016)	File 11194340 (Registry Zone X- Sede Cusco)	400	No
106	Las Flores 1	010051316	R.P No. 0542-2017-INGEMMET/PCD/PM (18 April 2017)	File 11326942 (Registry Zone V- Sede Trujillo)	300	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
107	Las Flores 2	010012916	R. P No. 1236-2016-INGEMMET/PCD/PM (31 October 2016)	File 11327067 (Registry Zone V- Sede Trujillo)	298.8872	No
108	Las Pavas	010047816	R.P. No. 1455-2018-INGEMMET/PCD/PM (15 June 2018)	File 14140524 (Registry Zone IX- Sede Lima)	1000	No
109	Las Pavas 1	010047916	R. P No. 0829-2016-INGEMMET/PCD/PM (08 June 2017)	File 13997041 (Registry Zone IX- Sede Lima)	700	No
110	Las Pavas 2	010048016	R. P No. 0485-2016-INGEMMET/PCD/PM (07 April 2017)	File 13939175 (Registry Zone IX- Sede Lima)	800	No
111	Los Cedros 1	010048216	R.P No. 0911-2017-INGEMMET/PCD/PM (14 June 2017)	File 11335287 (Registry Zone V- Sede Trujillo)	1000	No
112	Los Cedros 2	010048316	R.P. No. 2061-2017-INGEMMET/PCD/PM (18 October 2017)	File 11335737 (Registry Zone V- Sede Trujillo)	600	No
113	Los Cedros 4	010048616	R.P No. 0418-2017-INGEMMET/PCD/PM (22 March 2017)	File 11331252 (Registry Zone V- Sede Trujillo)	600	No
114	Lucmo N1	010048416	R.P No. 1873-2016-INGEMMET/PCD/PM (15 December 2016)	File 13940874 (Registry Zone IX- Sede Lima)	500	No
115	Lucmo N2	010051416	R.P No. 1828-2016-INGEMMET/PCD/PM (06 December 2016)	File 13941036 (Registry Zone IX- Sede Lima)	600	No
116	Matara HB	010052616	R.P No. 1064-2016-INGEMMET/PCD/PM (28 October 2016)	File 1196210 (Registry Zone X- Sede Cusco)	1000	No
117	Alcatraz 4	010052516	R.P No. 2075-2016-INGEMMET/PCD/PM (27 December 2016)	File 11194342 (Registry Zone X- Sede Cusco)	200	No
118	Paloma III	010052316	R.P. No. 0396-2018-INGEMMET/PCD/PM (16 February 2018)	File 11204935 (Registry Zone XII- Sede Arequipa)	800	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
119	Pinco	010052016	R.P. No. 3179-2018-INGEMMET/PE/PM (30 November 2018)	File 11426619 (Registry Zone XII- Sede Arequipa)	1000	No
120	Pinco 1	010096816	R.P. No. 3041-2018-INGEMMET/PE/PM (28 November 2018)	File 11416143 (Registry Zone X- Sede Cusco)	200	No
121	Pitumarca III	010119916	R.P. No. 1396-2018-INGEMMET/PCD/PM (31 May 2018)	File 11210342 (Registry Zone X- Sede Cusco)	400	No
122	Posada HB	010051016	R.P No. 0555-2017-INGEMMET/PCD/PM (18 April 2017)	File 11196246 (Registry Zone X- Sede Cusco)	600	No
123	Posada HB 2	010051116	R.P. No. 4133-2019-INGEMMET/PE/PM (26 December 2019)	File 11238304 (Registry Zone X- Sede Cusco)	200	No
124	Posada HB 3	010053016	R.P No. 1976-2016-INGEMMET/PDC/PM (23 December 2016)	File 11194336 (Registry Zone X- Sede Cusco)	900	No
125	Posada HB 4	010051216	R.P No. 1973-2017-INGEMMET/SG-OAJ (23 December 2016)	File 11194346 (Registry Zone X- Sede Cusco)	900	No
126	Posada HB 5	010052916	R.P No. 1851-2016-INGEMMET/PDC/PM (07 December 2016)	File 11194339 (Registry Zone X- Sede Cusco)	200	No
127	Sami 1	010050516	R.P No. 1831-2016-INGEMMET/PDC/PM (06 December 2016)	File 11249723 (Registry Zone VIII- Sede Huancayo)	700	No
128	Sami 2	010097016	R.P No. 1846-2016-INGEMMET/PCD/PM (07 December 2016)	File 11249907 (Registry Zone VIII- Sede Huancayo)	900	No
129	Tingo 1	010050316	R.P. No. 1041-2017-INGEMMET/PCD/PM (10 July 2017)	File 11254324 (Registry Zone VIII- Sede Huancayo)	800	No
130	Tocra 1	010050616	R.P. No. 0759-2018-INGEMMET/PCD/PM (21 March 2018)	File 11206858 (Registry Zone X- Sede Cusco)	1000	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
131	Tocra 2	010050716	R.P No. 0691-2017-INGEMMET/PCD/PM (16 May 2017)	File 11196242 (Registry Zone X- Sede Cusco)	1000	No
132	Tocra 3	010053816	R.P No. 0802-2017-INGEMMET/PCD/PM (08 June 2017)	File 11200416 (Registry Zone X- Sede Cusco)	1000	No
133	Ulucan	010050916	R.P No. 0640-2017-INGEMMET/PCD/PM (08 May 2017)	File 11377781 (Registry Zone XII- Sede Arequipa)	600	No
134	Urpi HB	010046816	R.P No. 1996-2016-INGEMMET/PCD/PM (23 December 2016)	File 111194369 (Registry Zone X- Sede Cusco)	700	No
135	Fiorella Naomi 2014	010329513	R.P No. 1222-2016-INGEMMET/PCD/PM (31 October 2016)	File 13789521 (Registry Zone IV- Sede Lima)	100	No
136	Atravezado2	010137117	R.P. No. 2407-2019-INGEMMET/PE/PM (22 July 2019)	File 11433919 (Registry Zone XII- Sede Arequipa)	400	No
137	Atravezado3	010137017	R.P. No. 2445-2019-INGEMMET/PE/PM (25 July 2019)	File 11433918 (Registry Zone XII- Sede Arequipa)	100	No
138	Charat3	010137617	R.P. No. 0566-2019-INGEMMET/PE/PM (28 February 2019)	File 11375600 (Registry Zone V- Sede Trujillo)	900	No
139	Charat4	010137517	R.P. No. 4237-2019-INGEMMET/PE/PM (30 December 2019)	File 11401921 (Registry Zone V- Sede Trujillo)	400	No
140	Charat5	010137417	R.P. No. 4276-2019-INGEMMET/PE/PM (30 December 2019)	File 11401718 (Registry Zone V- Sede Trujillo)	900	No
141	Charat6	010137317	R.P. No. 3624-2018-INGEMMET/PE/PM (28 December 2018)	File 11370333 (Registry Zone V- Sede Trujillo)	800	No
142	Coporaque 22-2018	010137217	R.P. No. 3581-2018-INGEMMET/PE/PM (28 December 2018)	File 11220306 (Registry Zone X- Sede Cusco)	1000	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
143	Coporaque 23	010120217	R.P. No. 0622-2018-INGEMMET/PCD/PM (02 March 2018)	File 11206834 (Registry Zone X- Sede Cusco)	900	No
144	Coporaque 24	010120117	R.P. No. 0962-2018-INGEMMET/PCD/PM (18 April 2018)	File 11208360 (Registry Zone X- Sede Cusco)	400	No
145	Coporaque 25	010136517	R.P. No. 2813-2017-INGEMMET/PCD/PM (20 December 2017)	File 11202259 (Registry Zone X- Sede Cusco)	1000	No
146	Coporaque 26	010136417	R.P. No. 1041-2018-INGEMMET/PCD/PM (27 April 2018)	File 11208358 (Registry Zone X- Sede Cusco)	900	No
147	Huininquiri3	010120517	R.P. No. 3291-2019-INGEMMET/PE/PM (15 October 2018)	File 11233178 (Registry Zone X- Sede Cusco)	900	No
148	Las Flores 3	010120617	R.P. No. 1855-2018-INGEMMET/PCD/PM (28 August 2018)	File 11361530 (Registry Zone V- Sede Trujillo)	900	No
149	Las Pavas 4	010120717	R.P. No. 0042-2019-INGEMMET/PE/PM (24 January 2019)	File 14260333 (Registry Zone IX- Sede Lima)	400	No
150	Las Pavas 5	010121417	R.P. No. 2989-2018-INGEMMET/PE/PM (28 November 2018)	File 14224763 (Registry Zone IX- Sede Lima)	600	No
151	Lucmo S	010121317	R.P. No. 1527-2018-INGEMMET/PCD/PM (26 June 2018)	File 14139636 (Registry Zone IX- Sede Lima)	1000	No
152	Millohuayco2	010121117	R.P. No. 1496-2019-INGEMMET/PE/PM (17 May 2019)	File 11226276 (Registry Zone X- Sede Cusco)	800	No
153	Millohuayco3	010121017	R.P. No. 1946-2019-INGEMMET/PE/PM (18 June 2019)	File 11228400 (Registry Zone X- Sede Cusco)	800	No
154	Millohuayco4	010121517	R.P. No. 2783-2017-INGEMMET/PCD/PM (20 December 2017)	File 11202214 (Registry Zone X- Sede Cusco)	600	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
155	Pinco 2	010122317	R.P. No. 2811-2017-INGEMMET/PCD/PM (20 December 2017)	File 11391811 (Registry Zone XII- Sede Arequipa)	1000	No
156	Pinco 3	010122217	R.P. No. 0045-2018-INGEMMET/PCD/PM (16 January 2018)	File 11396056 (Registry Zone XII- Sede Arequipa)	1000	No
157	Pinco 4	010122117	R.P. No. 3003-2017-INGEMMET/PCD/PM (22 December 2017)	File 11391936 (Registry Zone XII- Sede Arequipa)	800	No
158	Pinco 6	010120917	R.P. No. 3135-2017-INGEMMET/PCD/PM (28 December 2017)	File 11391934 (Registry Zone XII- Sede Arequipa)	1000	No
159	Pinco 8	010122817	R.P. No. 2425-2018-INGEMMET/PE/PM (16 October 2018)	File 11414507 (Registry Zone XII- Sede Arequipa)	900	No
160	Pinco 9	010122917	R.P. No. 3075-2018-INGEMMET/PE/PM (29 November 2018)	File 11418107 (Registry Zone XII- Sede Arequipa)	800	No
161	Pinco 10	010121917	R.P. No. 1787-2018-INGEMMET/OCD/PM (27 August 2018)	File 11410153 (Registry Zone XII- Sede Arequipa)	800	No
162	Pinco 11	010122417	R.P. No. 2374-2017-INGEMMET/PCD/PM (17 November 2017)	File 11392023 (Registry Zone XII- Sede Arequipa)	1000	No
163	Pinco 12	010122517	R.P. No. 0190-2018-INGEMMET/PCD/PM (30 January 2018)	File 11398334 (Registry Zone XII- Sede Arequipa)	800	No
164	Pituhuanca 1	010123017	R.P. No. 3122-2019-INGEMMET/PCD/PM (07 October 2019)	File 11233172 (Registry Zone X- Sede Cusco)	500	No
165	Pituhuanca 2	010123117	R.P. No. 2770-2017-INGEMMET/PCD/PM (19 December 2017)	File 11202213 (Registry Zone X- Sede Cusco)	500	No
166	Portada1	010123217	R.P. No. 2673-2018-INGEMMET/PE/PM (07 November 2018)	File 11218644 (Registry Zone X- Sede Cusco)	1000	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
167	Portada2	010123317	R.P. No. 1837-2018-INGEMMET/PCD/PM (28 August 2018)	File 11214387 (Registry Zone X- Sede Cusco)	1000	No
168	Portada3	010123417	R.P. No. 0185-2019-INGEMMET/PE/PM (30 January 2019)	File 11221507 (Registry Zone X- Sede Cusco)	1000	No
169	Portada4	010123517	R.P. No. 0096-2019-INGEMMET/PE/PM (29 January 2019)	File 11221497 (Registry Zone X- Sede Cusco)	900	No
170	Portada5	010123617	R.P. No. 0120-2019-INGEMMET/PE/PM (29 January 2019)	File 11220979 (Registry Zone X- Sede Cusco)	200	No
171	Portada6	010123717	R.P. No. 3329-2018-INGEMMET/PE/PM (14 December 2018)	File 11219547 (Registry Zone X- Sede Cusco)	900	No
172	Portada7	010123817	R.P. No. 0058-2019-INGEMMET/PE/PM (25 January 2019)	File 11221502 (Registry Zone X- Sede Cusco)	200	No
173	Posada HB 6	010123917	R.P. No. 2840-2017-INGEMMET/PCD/PM (20 December 2017)	File 11202215 (Registry Zone X- Sede Cusco)	800	No
174	Posada HB 7	010124017	R.P. No. 0608-2018-INGEMMET/PCD/PM (02 March 2018)	File 11206837 (Registry Zone X- Sede Cusco)	700	No
175	Quihuiri1	010124117	R.P. No. 2709-2017-INGEMMET/PCD/PM (18 December 2017)	File 11202239 (Registry Zone X- Sede Cusco)	1000	No
176	Quihuiri2	010124217	R.P. No. 2826-2017-INGEMMET/PCD/PM (20 December 2017)	File 11202235 (Registry Zone X- Sede Cusco)	1000	No
177	Quitasol1	010124417	R.P. No. 3114-2017-INGEMMET/PCD/PM (28 December 2017)	File 14034537 (Registry Zone IV- Sede Lima)	700	No
178	Quitasol2	010124517	R.P. No. 0235-2018-INGEMMET/PCD/PM (05 February 2018)	File 14072322 (Registry Zone IV- Sede Lima)	1000	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
179	Sami 3	010124617	R.P. No. 3155-2017-INGEMMET/PCD/PM (28 December 2017)	File 14034525 (Registry Zone IV- Sede Lima)	700	No
180	Sami 4	010124717	R.P. No. 2668-2017-INGEMMET/PCD/PM (18 December 2017)	File 14034533 (Registry Zone IV- Sede Lima)	800	No
181	Supitecas	010124817	R.P. No. 1528-2019-INGEMMET/PE/PM (21 May 2019)	File 11226278 (Registry Zone X- Sede Cusco)	500	No
182	Winicocha1	010124917	R.P. No. 1066-2018-INGEMMET/PCD/PM (30 April 2018)	File 11208359 (Registry Zone X- Sede Cusco)	900	No
183	Winicocha2	010125017	R.P. No. 2678-2018-INGEMMET/PE/PM (07 November 2018)	File 11218812 (Registry Zone X- Sede Cusco)	900	No
184	Posada HB 8	010051116A	R.P. No. 4169-2019-INGEMMET/PE/PM (26 December 2019)	File 11238303 (Registry Zone X- Sede Cusco)	400	No
185	Atravezado4	010137017A	R.P. No. 2262-2019-INGEMMET/PE/PM (11 July 2019)	File 11433920 (Registry Zone XII- Sede Arequipa)	100	No
186	Aluno Dos 2002	010170502	R.J. No. 02947-2003-INACC/J (30 September 2003)	File 11027458 (Registry Zone X- Sede Cusco)	300	No
187	Aluno Tres 2002	010170802	R.J. No. 02480-2002-INACC/J (13 December 2002)	File 11027522 (Registry Zone X- Sede Cusco)	100	No
188	Valeria Sesentaicinco 2004	010166804	R.J. No. 03222-2004-INACC/J (10 September 2004)	File 11080066 (Registry Zone X- Sede Cusco)	600	No
189	Valeria Sesentaicuatro 2004	010166704	R.J. No. 03405-2004-INACC/J (16 September 2004)	File 11080067 (Registry Zone X- Sede Cusco)	400	No
190	Valeria Sesentaidos 2004	010166504	R.J. No. 03199-2004-INACC/J (06 September 2004)	File 11080068 (Registry Zone X- Sede Cusco)	800	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
191	Valeria Sesentainueve 2004	010167204	R.J. No. 03220-2004-INACC/J (10 September 2004)	File 11080069 (Registry Zone X- Sede Cusco)	100	No
192	Valeria Sesentaiseis 2004	010166904	R.J. No. 03234-2004-INACC/J (10 September 2004)	File 11080070 (Registry Zone X- Sede Cusco)	600	No
193	Valeria Sesentaisiete 2004	010167004	R.J. No. 04533-2004-INACC/J (01 December 2004)	File 11080071 (Registry Zone X- Sede Cusco)	1000	No
194	Valeria Sesentaitres 2004	010166604	R.J.No. 04671-2004-INACC/J (06 December 2004)	File 11080073 (Registry Zone X- Sede Cusco)	600	No
195	Valeria Sesentaicuatro 2004	010269204	R.J. No. 03861-2004-INACC/J (28 October2004)	File 11080074 (Registry Zone X- Sede Cusco)	200	No
196	Valeria Sesentaiocho 2004	010167104	R.J. No. 03506-2004-INACC/J (29 September 2004)	File 11080075 (Registry Zone X- Sede Cusco)	500	No
197	PML1	010358414	R.P. No. 0678-2015-INGEMMET/PCD/PM (01 April 2015)	File 11167720 (Registry Zone X- Sede Cusco)	100	No
198	Vale101	010335311	R.P. No. 004218-2011-INGEMMET/PCD/PM (06 September 2011)	File 11190940 (Registry Zone V- Sede Trujillo)	400	No
199	Vale102	010335411	R.P. No. 004205-2011-INGEMMET/PCD/PM (06 September 2011)	File 11190944 (Registry Zone V- Sede Trujillo)	900	No
200	Vale103	010335511	R.P. No. 004274-2011-INGEMMET/PCD/PM (12 September 2011)	File 11190935 (Registry Zone V- Sede Trujillo)	200	No
201	MM513	010485506	R.J. No. 000974-2007-INACC/J (15 March 2007)	File 11076854 (Registry Zone V- Sede Trujillo)	1000	No
202	Mollepampa	010050899	R.J. No. 4495-99-RPM (30 December 1999)	File 11042211 (Registry Zone V- Sede Trujillo)	200	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Concessions of Constancia's Project
203	MM257	010250406	R.J. No. 003831-2006-INACC/J (13 September 2006)	File 11076370 (Registry Zone V- Sede Trujillo)	1000	No
204	MM258	010250506	R.J. No. 003583-2006-INACC/J (22 August 2006)	File 11069022 (Registry Zone V- Sede Trujillo)	1000	No
205	MM412	010287506	R.J. No. 003984-2006-INACC/J (15 September 2006)	File 11076897 (Registry Zone V- Sede Trujillo)	1000	No
206	MM413	010287606	R.J. No. 004229-2006-INACC/J (12 October 2006)	File 11076899 (Registry Zone V- Sede Trujillo)	1000	No
207	MM3	010367203	R.J. No. 00770-2004-INACC/J (08 March 2004)	File 11029951 (Registry Zone V- Sede Trujillo)	1000	No
208	MM4	010367103	R.J. No. 00612-2004-INACC/J (03 March 2004)	File 11029962 (Registry Zone V- Sede Trujillo)	1000	No
209	MM530	010018907	R.P No. 00804-2008-INGEMMET/PCD/PM (17 April 2008)	File 11133621 (Registry Zone V- Sede Trujillo)	200	No

LIST OF UNREGISTERED PERU MINING RIGHTS

No.	Name	Code	Title of concession (Date)	Concessions of Constancia's Project
1	Estique 1	010049116	Mining Claim In Process	No
2	Estique 2	010048916	Mining Claim In Process	No
3	Estique 3	010047716	Mining Claim In Process	No
4	Los Cedros 3	010048516	Mining Claim In Process	No
5	Pitumarca II	010052716	Mining Claim In Process	No
6	Posada HB 1	010053116	Mining Claim In Process	No
7	Atravezado 1	010120317	Mining Claim In Process	No
8	Charat 2	010136717	Mining Claim In Process	No
9	Huininquiri 1	010136617	Mining Claim In Process	No
10	Huininquiri 2	010120417	Mining Claim In Process	No
11	Millohuayco5	010121617	Mining Claim In Process	No
12	Millohuayco6	010121717	Mining Claim In Process	No
13	Millohuayco7	010121817	Mining Claim In Process	No
14	Pinco 5	010122017	R.P. No. 0347-2020-INGEMMET/PE/PM (06 February 2020)	No
15	Pinco 7	010120817	Mining Claim In Process	No
16	Quihuiri 3	010124317	R.P. No. 0818-2020-INGEMMET/PE/PM (13 March 2020)	No
17	Charat 1	010136817	R.P. No. 0814-2020-INGEMMET/PE/PM (13 March 2020)	No

SCHEDULE 7.1(t)(ix)

Nil

SCHEDULE 13.20(c)

INFORMATION THAT MAY BE DISCLOSED

Borrower:	Hudbay Peru S.A.C.
City and Province:	Toronto, Ontario
Closing Date:	July 14, 2017
Total Deal Size (CDN$):	$150,000,000.00
Tranche(s)
facility Description:		Size	Tenor

Purpose:
Lender Group:	League Table Credit:	Roles: